                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         For the month of February 2003

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   Tele Centro Oeste Cellular Holding Company
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-Quadra 2, Bloco C, Edificio Anexo-Telebrasilia Celular
           ----------------------------------------------------------
                            -7 andar, Brasilia, D.F.
                            ------------------------
                          Federative Republic of Brazil
                          -----------------------------
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by
                furnishing the information contained in this form
                is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                                                      RELACOES COM INVESTIDORES:
                                                                  ARTHUR FONSECA
                                                       TELEFONE: 55 61 313 7765
                                                       arthur.fonseca@tco.net.br
                                                       -------------------------

                                                                        WEB SITE
                                                           Http://www.tco.net.br

--------------------------------------------------------------------------------

      TCO Celular's  accrued profit in 2002 grows 58.2% compared to the previous year

Introduction      Brasilia,  February  27,  2003 -  Tele  Centro  Oeste  Celular
                  Participacoes S.A. - TCO Celular (NYSE: TRO; IBOVESPA: TCOC3 /
                  TCOC4)  today  discloses  its  results  relative to the fourth quarter of 2002 and accrued results of 2002. TCOC3: R$ 11.90 /
                  1,000 shares.  TCOC4: R$ 4.13 / 1,000 shares.  TRO: US$ 3.51 /
                  ADR (1 ADR = 3,000 shares).

HIGHLIGHTS        TCO Celular ended 2002 with 3.07 million clients,  the largest coverage, and the best service network in the region. In 2002, the  Company  obtained  a  consolidated  net  profit of R$ 329 million,  which  represents  a 58.2%  growth  compared  to the
                  previous   year,   and  its  profit  before   interest,   tax,
                  depreciation,  and  amortization  (EBITDA) was R$ 615 million, representing  a 33.7%  growth  compared to 2001.  NBT has been developing  spectacularly  throughout  the region,  and closed
                  2002  with an  estimated  market  share of  35.0%,  above  the
                  Brazilian Band "B" average, which was 31.6%. NBT was the first
                  Band B carrier to generate a Net Profit,  which amounted to R$
                  12.5  million at the end of 2002.  The  company  recorded a R$
                  75.3 million EBITDA in the same period.  NBT has operated with a positive EBITDA since March, 2000.

                              OPERATING PERFORMANCE

The Region        TCO  Celular  operates  in  the  Central-Western  and  in  the
                  Northern  region  of  Brazil,  as  well  as in  the  state  of
                  Maranhao,  both directly and through its controlled companies.
                  According to the Regional Accounts for the year 2000 disclosed
                  by  the  Brazilian   Institute  of  Geography  and  Statistics
                  (Instituto  Brasileiro de Geografia e Estatistica - IBGE), the
                  two  Brazilian  states of Amazonas and Mato Grosso,  where TCO
                  Celular maintains operations, presented the highest GDP growth rates in  2000,  which  were  also  well  above  the  national average:  8.7% and 7.8%  respectively,  whereas the  Brazilian
                  Gross Domestic  Product rose only 4.3%. The growth observed in
                  the  state  of  Amazonas   reflects  the  performance  of  the
                  industries  installed at the Manaus  Industrial Pole, which in
                  2000 produced 13% more than in the previous  year.  One of the segments  that  hoisted  this growth rate was the  electronics
                  sector,   which  according  to  the  IBGE,  includes  cellular
                  handsets. As to the state of Mato Grosso, the 7.8% growth rate is the result of the performance of farming activities,  which increased  production  by  16%  in the  year  2000,  basically regarding  soy and cotton  crops,  which  increased by 17% and
                  60%, respectively .

--------------------------------------------------------------------------------

HIGHLIGHT         According  to  data   provided  by  the   Brazilian   National
                  Telecommunications Agency - ANATEL - the number of operational cellular  handsets  in Brazil  showed a total of 34.9  million users at the end of 2002,  more than the 28.7 Chameleon  users at the end of 2001.  Of this total,  TCO  Celular  closed 2002 with an 8.8% participation.  During the year 2002, TCO Celular achieved the mark of 3.07 million clients, of which 28.1% were
                  postpaid   clients.   TCO  Celular's  client  base  has  grown
                  continuously in both operation areas. Compared to the previous year,  in 2002 the  Company's  client base  increased  by 23.8 percent  in Area 7,  whereas  in Area  eight the  client  base increased by 43.4%.

Growth in         TCO Celular's postpaid client base has recorded growth of 8.9%
postpaid client   in the fourth quarter of 2002 compared to the third quarter of
base              2002, owing mainly to the campaigns conducted before Christmas and to the introduction of new services.  Area seven presented an  incredible  growth  rate of 9.0% in the number of postpaid clients during the fourth quarter of 2002, compared to that of the  previous  quarter.  In Area eight,  the number of clients using the  postpaid service increased by 8.5%  compared to the same period in the previous year.

      -------------------------------------------------------------------
      TCO Celular Consolidated
      -------------------------------------------------------------------
      -------------------------------------------------------------------
                          4Q 02       3Q 02      Var.     4Q 01      Var.
      Clients           3,066,704   2,851,296    7.6%   2,411,480   27.2%
       Postpaid           860,279     790,020    8.9%     695,082   23.8%
       Prepaid          2,206,425   2,061,276    7.0%   1,716,398   28.5%
      ARPU                  42.10       42.56   -1.1%       40.66    3.5%
      Churn rate in
      the quarter (%)        5.47        4.80    0.7%        4.32    1.2%
      -------------------------------------------------------------------

--------------------------------------------------------------------------------

Churn rate        The churn rate  reached  5.47% in the fourth  quarter of 2002, which  represents a 0.7% increase  over the value  obtained in the  previous  quarter.  The  accrued  churn  rate in 2002 was
                  15.50%, denoting a 1.8% increase over the accrued 2001 rate.

Average net       TCO Celular's accrued ARPU in 2002 was R$ 41.45, presenting an revenue per user  increase of 3.6% over the accrued average in 2001. The accrued
                  ARPU in  Area 7 was R$  41.75,  and R$  40.33  in Area 8.  TCO
                  Celular's  accrued  prepaid  ARPU was R$ 23.60 and the accrued postpaid ARPU was R$ 87.71 at the end of the quarter.

Minutes of use    TCO Celular's accrued incoming MOU reached 66.38 minutes at
per user          the end of  2002,  an 11.4%  decrease  compared  to the  value registered in the previous year.  The accrued  outgoing MOU in
                  2002 was 42.75 minutes,  which  represents a decrease of 2.02%
                  compared to the accrued value in 2001.

Market Share      At  the  end  of  2002,  TCO  Celular  maintained  its  market leadership in Area 7, with an estimated market share of 73.0%, well above the Brazilian Band A average,  which was 63.6%.  In
                  Area 8, TCO Celular grew sharply during the fourth quarter and increased its estimated market share to 35.0%, compared to the
                  31.5% mark obtained in 2001, and also above the Brazilian Band
                  B average of 31.6%.

Cellular          TCO  Celular  has been  granted a license to provide  cellular
penetration       telecommunication  services in 11 Brazilian  states and in the
                  Federal District of Brazil,  which altogether comprise an area of 5.8 million square  kilometers,  with 31.2 million  people.
                  The low rate of  cellular  penetration  inside  TCO  Celular's areas of  operation - 22.4 per 100  residents in Area 7, where three cellular carriers operate, and 10.6 per 100 residents in
                  Area 8,  where  four  cellular  carriers  operate - shows that wireless cellular telecommunications still have plenty of room to grow in these  areas,  specially  considering  that the two regions  in which  the  Company  operates  have  recently  had spectacular  economic growth rates.  This is particularly true
                  regarding  the  Manaus   Industrial  Pole,  where  the  mining
                  activities  in the  states  of  Para  and  Amapa  and  farming activities in the Central-Western region have thrived.

      ----------------------------------------------------------------------------
      TCO Celular Consolidated - Operating Data
      ----------------------------------------------------------------------------
      ----------------------------------------------------------------------------
                                              4Q 02   3Q 02   Var.   4Q 01    Var.
      Estimated Population (Million)           31.2    31.2   0.0%    30.7    1.6%
      Estimated Penetration Rate - TCO (%)      9.8     9.1   0.7%     7.9    1.9%
      Municipalities and Locations serviced     492     473   4.0%     366   34.4%
      Permanent Employees                     1,575   1,487   5.9%   1,461    7.8%
      ----------------------------------------------------------------------------

Municipalities    In 2002, TCO Celular expanded its coverage and was present in
and Locations     a total of 492  municipalities  and  locations.  At the end of
serviced          2002,  a  total  of  352  municipalities  and  locations  were serviced by TCO Celular in Area 7, and 140  municipalities and locations were serviced in Area 8.

--------------------------------------------------------------------------------

Network           At the end of 2002,  Area 7 presented  a handset  digitization
Structure         rate of 97.65%,  whereas NBT has  operated  with 100%  digital technology since its  implementation.  Currently,  TCO Celular
                  uses  the  TDMA   technology   for   providing   its  wireless
                  telephoning services.

                  ------------------------------------------------
                  TCO Celular Consolidated - Network Structure
                  ------------------------------------------------
                  ------------------------------------------------
                                                    4Q 02   4Q 01
                  Radio Base StationS (RBS)and
                  cell enhancers                      927     846
                  Commuting Switches (CS's)            25      23
                  ------------------------------------------------

Client Service    During 2002,  TCO Celular  continued  investing in  excellence regarding  client services.  The Company's Call Center,  which started operations in 2001, is still something to be proud of.
                  It has  centralized  client service in the different  areas of coverage,  so as to reduce costs,  standardize the information provided,  and improve  telephone-based client service. At the end of December 2002, Area 7 had 39 proprietary retail stores, as well as 1,206  accredited  cellular  handset  retailers and
                  14.5 thousand direct and indirect phone card retailers. At the end of the  quarter,  TCO  Celular had in Area 8 a total of 18 proprietary  retail stores,  402 accredited  cellular  handset retailers  and 6.4  thousand  direct and  indirect  phone card retailers.

NAINET            With  the   purpose   of  adding   more   responsiveness   and
                  effectiveness to its client services,  TCO Celular launched in
                  2002  its   Integrated   Client   Service  Center  (Nucleo  de
                  Atendimento  Integrado  -  NAINET).  It  is a  web-based  tool
                  developed  specifically  for  TCO  Celular  retailers,   which
                  materializes  the  Company's  new  commercial  policy  for its points of sale.  Basically,  the objective was to improve both the speed and the  simplicity  of all  transactions  conducted with TCO  Celular.  By using this  system,  the points of sale essentially become telecommunication service providers and can therefore  offer  services  which  were  once a  privilege  of proprietary stores.

Human             The workforce in the carriers operating in Area 7 increased by
Resources         6.1%,  from 2,368 in December 2001 to 2,512 in December  2002.
                  Of  this  total,  51.1%  are  permanent  employees,   and  the
                  remaining  are  interns  and  outsourced  third-parties.   The
                  Permanent  Employees per 1,000 Service Accesses  indicator was
                  0.51 in December 2002. The workforce in the Area 8 carrier was reduced by 4.2% in the period, going down from 499 in December
                  2001  to 478 in  December  2002.  Of  this  total,  60.5%  are
                  permanent   employees   and  the  remaining  are  interns  and
                  outsourced third-parties.  NBT's Permanent Employees per 1,000
                  Service Accesses indicator was 0.48 in December 2002.

----------------------------------------------------------------------------------

      ----------------------------------------------------------------------------
      AREA 7 - Operating Data
      ----------------------------------------------------------------------------
      ----------------------------------------------------------------------------
                                   4Q 02      3Q 02     Var.     4Q 01      Var.

      Clients                  2,468,948   2,301,747    7.3%   1,994,720   23.8%
       Postpaid                  711,795     653,179    9.0%     582,877   22.1%
       Prepaid                 1,757,153   1,648,568    6.6%   1,411,843   24.5%
      ARPU                         41.84       42.95   -2.6%       40.88    2.3%
      Churn Rate in
      the Quarter (%)               5.38        4.68    0.7%        4.09    1.3%
      ----------------------------------------------------------------------------
      Estimated Market
      Share (%)                     73.0        75.3   -2.3%       76.9    -3.9%
      Estimated Population
      (Million)                     15.2        15.2    0.0%       14.9     2.0%
      Estimated Penetration
      Rate - TCO (%)                16.3        15.2    1.1%       13.4     2.9%
      Access Digitization
      Rate (%)                      97.7        97.2    0.5%       95.7     2.0%
      Municipalities and
      Locations Serviced             352         342    2.9%        283    24.4%
      Permanent Employees          1,286       1,233    4,3%      1,202     7.0%
      Radio Base Stations
      (RBSs) and Cell
      Enhancers                      748         733    2.0%        683     9.5%
      Commuting Switches
      (CSs)                           13          13    0.0%         12     8.3%
      ----------------------------------------------------------------------------

      ----------------------------------------------------------------------------
      AREA 8 - Operating Data
      ----------------------------------------------------------------------------
      ----------------------------------------------------------------------------
                                 4Q 02       3Q 02      Var.     4Q 01      Var.

      Clients                   597,756     549,549    8.8%     416,760   43.4%
       Postpaid                 148,484     136,841    8.5%     112,205   32.3%
       Prepaid                  449,272     412,708    8.9%     304,555   47.5%
      ARPU                        43.15       40.96    5.3%       39.56    9.1%
      Churn Rate in
      the Quarter (%)              5.85        5.29    0.6%        5.43    0.4%
      ----------------------------------------------------------------------------
      Estimated Market
      Share (%)                    35.0        36.6   -1.6%        31.5    3.5%
      Estimated Population
      (Million)                    16.1        16.1    0.0%        15.8    1.9%
      Estimated Penetration
      Rate - NBT (%)                3.7         3.4    0.3%         2.6    1.1%
      Access Digitization
      Rate (%)                      100         100    0.0%         100    0.0%
      Municipalities and
      Locations serviced            140         131    6.9%          83   68.7%
      Permanent Employees
      Radio Base Stations           289         254   13.8%         259   11.6%
      (RBSs) and Cell
      Enhancers                     179         172    4.1%         163    9.8%
      Commuting Switches
      (CSs)                          12          12    0.0%          11    9.1%
      ----------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              FINANCIAL PERFORMANCE

TCO CELULAR CONSOLIDATED
                                                                                    R$ thousand
-----------------------------------------------------------------------------------------------
Economic and Financial Result                               2002         2001         Var.
-----------------------------------------------------------------------------------------------
Gross Operating Income (1)                                     1,982         1,573       26.0%
Net Operating Income                                           1,561         1,248       25.1%
Net Operating Income from Services                             1,343         1,064       26.2%
Net Operating Income from Merchandise                            218           184       18.5%
Cost of Services (2) (3)                                         293           229       27.9%
Cost of Merchandise Sold (4)                                     320           273       17.2%
Commercial and Administrative Expenses (3)                       333           281       18.5%
Depreciation and Amortization                                    157           138       13.8%
EBITDA (5)                                                       615           460       33.7%
Net Profit                                                       329           208       58.2%
Investment in Property, Plant and Equipment                      171           191      -10.5%
Total Assets                                                   2,364         2,052       15.2%
Permanent Assets                                                 931           934       -0.3%
Net Equity                                                     1,219         1,010       20.7%
Capital Stock                                                    534           505        5.7%
-----------------------------------------------------------------------------------------------
Indicators                                                    2002         2001         Var.
-----------------------------------------------------------------------------------------------
EBITDA / Net Operating Income                                 39.42%        36.88%        2.5%
Return on Net Equity (6)                                      27.00%        20.60%        6.4%
Return on Assets (7)                                          19.60%        15.80%        3.8%
-----------------------------------------------------------------------------------------------
(1) Income including Taxes (ICMS, Cofins, and PIS)
(2) Not including Cost of Merchandise Sold
(3) Not including Depreciation
(4) Including Cost of Prepaid Cards Sold
(5) Operating Result + Amortizations + Financial Result
(6) Net Profit / Net Equity
(7) Operating Income + Interest on Own Capital / Total Assets

Operating      TCO Celular's Net Operating Income reached R$ 1.56 billion at the
Income         end of 2002,  which  represents an increase of 25.1%  compared to the same period in the previous  year.  During the year 2002, TCO
               Celular's  Net  Operating  Income from  services  reached R$ 1.34 billion  and the  Company's  Net  Operating  Income from sales of merchandise was R$ 218.2 million.

Acquisition    The  cost of  merchandise  sold  by TCO  Celular  reached  R$ 320
Cost           million  at the end of  2002,  which  represents  a 17.2%  growth compared to 2001.  The subscriber  acquisition  cost (SAC) was R$
               156 in 2002.

EBITDA         The accrued  EBITDA in 2002 was R$ 615.4  million,  which  proved that the Company was more  efficient in generating  cash by means of its operating assets. The EBITDA in the fourth quarter of 2002 was R$ 134.0 million.

--------------------------------------------------------------------------------

EBITDA Margin  TCO Celular  discloses its EBITDA  margin in consonance  with the market,  which includes the operations with sales of merchandise.
               The EBITDA margin accrued in 2002 was 39.42%,  whereas the EBITDA margin in the fourth  quarter of 2002 was 30.16%.  For a possible comparison, the accrued EBITDA, not including operations with the sales of  Merchandise,  was R$ 713.4  million,  which  raised the margin to 53.12%.  The EBITDA not including  operations  with the sales of  merchandise  was then R$ 181.2  million  in the  fourth quarter, and the margin was 48.92%.

Depreciation   Accrued Expenses with  Depreciation  and Amortization  totaled R$
               156.8 million,  R$ 43.6 million of which pertaining to the fourth quarter.  Depreciation  is  calculated  using the linear  method, considering the goods' estimated useful life.

EBIT           The  accrued  EBIT  in  2002  was  R$  458.6  million,   and  the
               accumulated  EBIT  margin  including  operations  with  sales  of merchandise  in the  period  was  29.37%.  The EBIT in the fourth quarter  of 2002 was R$ 90.5  million,  and the EBIT  margin  was
               20.36%.

Provisions     The accrued  Provision for Doubtful  Debtors / Losses in 2002 was
for Doubtful   R$ 33.1 million, which corresponds to 1.7% of the Gross Operating
Debtors/       Income.  In the  fourth  quarter,  the  PDD /  Losses  was R$ 8.3
Losses         million,  representing  1.4% of the Gross Operating  Income.  The charts  below shows how much TCO  Celular has evolved  concerning the PDD / Losses over Gross Operating Income.

Net Financial  Net  financial  expenses  totaled R$ 91  million  in 2002,  which represented  an increase of 75%  compared to 2001,  and  resulted from exchange  devaluation.  In the fourth quarter, net financial expenses added up to R$ 27 million.

                                                                  In R$ millions
          ----------------------------------------------------------------------
                                                        4Q 02      Accrued 2002
          ----------------------------------------------------------------------
          Financial Income                                 19            230
            Hedge gain                                    (39)            68
            Exchange rate                                   1              3
            Other Financial Revenues                       58            169
            (-) PIS / Cofins tax on Financial Income       (1)            (9)

          Financial Expenses                              (46)          (321)
            Exchange Rate *                                40           (136)
            Interest on Own Capital                       (54)           (95)
            Other Financial Expenses                      (32)           (90)
          ----------------------------------------------------------------------
          Net Financial Income (expenses)                 (27)           (91)
          ----------------------------------------------------------------------
          * Reflects the exchange  devaluation  against the debts  contracted in foreign  currency,  which  include  operations  with  the  Brazilian
            Development  Bank  (BNDES)  linked  to the  basket of  currencies  -
            UMBNDES.

--------------------------------------------------------------------------------

Net Debt        On December 31, 2002, TCO Celular's  total debt mounted up to R$
                627.8  million,  of which  67.18%  was  denominated  in  foreign currency (63.53% in North American Dollars and 3.65% in a basket of currencies - an index used by the Brazilian  Development Bank
                - BNDES). Of the portion  denominated in North American Dollars,
                85.75% was  protected  by hedge  operations  at the close of the year.  Additionally,  of the total amount denominated in foreign currency  81.09% was also  protected by hedge  operations.  This indebtedness was  counterbalanced by resources available in cash
                (R$ 158.5 million),  as well as by the Company's  investments in securities  and  bonds (R$ 712.1  million)  and by the  accounts payable  relative  to the hedge  operations  (R$ 51.4  million), which resulted in a negative net debt of R$ 294.3 million.

Net Profit      TCO  Celular's Net Profit increased by 58.2% in 2002 compared to the same period in the  previous  year,  whereas its client base increased 27.2%. The ACCRUED NET PROFIT GENERATED BY TCO CELULAR
                WAS R$ 329  MILLION  IN 2002  AND R$ 99  MILLION  IN THE  FOURTH
                QUARTER.

Investments     During  the  year  2002,  R$  170.6  million  were  invested  in
                Property,  Plant &  Equipment,  mainly in projects to expand the
                Company's wireless  telephoning  network,  as well as to improve
                telecommunication    services   and   to   develop   proprietary
                transmission routes.

Social          Bringing  people  together is part of the mission  stated by TCO
Responsibility  Celular.  Bridging  distances and taking the smile conveyed by a voice to every corner of Brazil is our very job. As an effect of this  commitment,  the  Company  has since the very start of its
                operations   deployed  efforts  and  resources  to  provide  the
                population  in the  region  it  operates  with  education,  art, culture,  health,  and access to sports. In the last three years alone,  TCO Celular  invested  nearly R$ 20 million in more than
                1,400 actions  within its coverage  area, the largest in Brazil.
                In 2002,  R$ 9.4 million were  invested in the social / cultural sphere,  of which R$ 5.3 million resulted from the Company's own resources  and R$ 4.1 million were  invested by means of federal fiscal incentives laws (the Rouanet Law, the Audiovisual Law and the Fund for Childhood  and  Adolescence - FIA) as well as state fiscal  incentives  laws  (ICMS).  In  the  cultural  area,  one significant  investment is the promotion of music  projects such as the Art  Project  (Projeto  Arte),  the Brazil  Stage  (Palco
                Brasil) and the Shopping  Show TCO, as well as the support given to  regional  groups such as the  Mapa'Ti  Theater,  the Barrica
                Bicho da Terra  Theater  Company and the  Canarinhos da Amazonia
                Cultural Association.  In the social sphere, our main focus lies on providing  education  and health to children  and  youngsters living in situations of social risk, and on  eradicating  hunger among  thousands  of  needy  families  in the  region.  In  this context,  one  important  step has been the  strategic  alliance formed with the Ayrton Senna  Institute,  which until the end of
                2002 had assisted  nearly 300 thousand  children and  youngsters
                throughout  256  Brazilian   municipalities,   in  actions  that
                involved over 2,500 qualified  educators in four programs:  Your
                School at 2000 an Hour (Sua  Escola a 2000 Por  Hora),  Speed Up
                Goias  (Acelera  Goias),  Start-up 2000  (Largada  2000) and The
                Champ School (Escola Campea). Other large programs in which TCO

--------------------------------------------------------------------------------

Social          Celular is present are the Mc. Happy Day (McDia Feliz), an event
Responsibility  coordinated  in  Brazil  by  the  Ronald  Mc  Donald  Institute,
-- Continued... consisting  in the main  source of funds used to fight child and young-adult  cancer in  Brazil,  as well as the  Citizen  Motion
                Against Hunger, Poverty and For Life (Acao da Cidadania Contra a
                Fome, a Miseria e Pela Vida),  a movement  which has won the Top
                Social  2002  Award  from  the   Brazilian   Sales  &  Marketing
                Association (Associacao de Vendas e Marketing do Brasil - ADVB).

Subsequent      On January 16, 2003, TCO Celular  announced to its  shareholders
Events          and to the  public  in  general,  according  to CVM  instruction number  358/02,  that  the  Company  has  been  informed  by its controlling  shareholder  of the signing of a Preliminary  Stock
                Purchase and Sale Agreement between its controlling  shareholder and Brasilcel  N.V.,  for the transfer of control of the Company to Telesp Celular  Participacoes S.A. or to another  corporation belonging to the Brasilcel N.V.  economic group.  Brasilcel N.V.
                is a Joint Venture  between  Portugal  Telecom,  SGPS,  S.A., PT
                Moveis, SGPS, S.A., and Telefonica Moviles, S.A.

Perspectives    The cell phone market is preparing itself for a new scenario, in
for 2003        which  new  technologies,   new  competitors,   and  changes  in
                telecommunication  services regulations shall mark the new year.
                Evolution towards third-generation  services (3G) has become the natural  route  for every  cellular  phone  carrier.  Japan is a
                pioneer   in  this   field   and   has   been   operating   with
                third-generation  (3G) technology since October 2001. In Brazil, complementary  systems to the current  cellular voice  networks, called  2.5G,  are  being  installed.  These  use 1xRTT and GPRS technologies, which not only allow faster data transmission, but make it  possible  to send data  packages,  considered  far more efficient.  Company  management has been  permanently  analyzing these  transformations  and believes it will need  technological complementation  in  order to go on with  the  expansion  of its telecommunications  network, so as to be prepared for the demand for new cellular  services and thus offer better  service to its clients. In this context, TCO Celular, which throughout the year
                2002 had been conducting  tests with two technologies - GSM/GPRS and  CDMA/1xRTT  - should  opt for  offering  data  transmission services  with  2.5G  systems  using  1xRTT  technology,  if the ongoing  negotiations  with  Brasilcel  N.V,  - a joint  venture formed by Portugal  Telecom,  SGPS S.A., PT Moveis,  SGPS, S.A.,
                and Telefonica  Moviles,  S.A., which has already been operating with this  technology  - are put into  effect.  TCO Celular also invests in social  causes and in 2003 will  maintain its support to the ongoing  programs and to all  initiatives  that allow the participation  of other  sectors of  society,  promoting  public
                knowledge  and  contact  with  Company  values,   and  expanding
                results.   Throughout   2003,  we  shall  meet  new  and  bigger
                challenges,  but with the  support of all who are  directly  and indirectly involved,  TCO Celular hopes to strengthen its image, ensuring the success the Company has been  obtaining  year after year.

--------------------------------------------------------------------------------

                       **FINANCIAL STATEMENTS TO FOLLOW **

                              FINANCIAL STATEMENTS

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                              AND ITS SUBSIDIARIES

                           December 31, 2002 and 2001
                       with Report of Independent Auditors

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                              FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

A free  translation  from  Portuguese  into  English  of Report  of  Independent
Auditors on financial  statements  prepared in Brazilian  currency in accordance with the accounting practices adopted in Brazil.
--------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Tele Centro Oeste Celular Participacoes S.A.

We have audited the  accompanying  balance  sheets of Tele Centro Oeste  Celular
Participacoes S.A. and consolidated  balance sheets of Tele Centro Oeste Celular
Participacoes  S.A. and  subsidiaries  as of December 31, 2002 and 2001, and the related  statements  of income,  shareholders'  equity and changes in  financial
position  for  the  years  then  ended.  These  financial   statements  are  the
responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements.

We conducted our in accordance  with generally  accepted  auditing  standards in
Brazil, which included:  (a) the planning of our work, taking into consideration the materiality of balances,  the volume of transactions  and the accounting and internal control systems of the Company and  subsidiaries;  (b) the examination, on a test basis, of documentary  evidence and accounting  records supporting the amounts and  disclosures in the financial  statements;  and (c) an assessment of the accounting practices used and significant  estimates made by management,  as well as an evaluation of the overall financial statement presentation.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the  financial  position of Tele Centro  Oeste  Celular
Participacoes  S.A.,  as well as the  consolidated  financial  position  of Tele
Centro Oeste Celular  Participacoes  S.A. and  subsidiaries at December 31, 2002 and 2001, and the results of their  operations,  changes in their  shareholders'
equity and changes in their  financial  position  for the years then  ended,  in accordance with the accounting practices adopted in Brazil.

                           Brasilia, February 14, 2003

                                  ERNST & YOUNG
                          Auditores Independentes S.C.
                             CRC 2SP015199/O-6-S-DF

                               Luiz Carlos Nannini
                        Accountant CRC 1SP171638/O-7-S-DF

A free translation from Portuguese into English of financial statements prepared in Brazilian  currency in accordance  with the accounting  practices  adopted in
Brazil.
--------------------------------------------------------------------------------

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                 BALANCE SHEETS
                           December 31, 2002 and 2001
                             (In thousands of reais)

                                                         Company                   Consolidated
                                                ------------------------  ---------------------------
ASSETS                                               2002         2001           2002         2001
                                                -----------  -----------  -------------  ------------
Current assets:
Cash and banks                                       3,936          378         37,141        45,907
Short-term investments                               7,884            -        121,362       280,730
Marketable securities                              224,254            -        712,135       362,310
Trade accounts receivable                           61,489            6        227,881       186,762
Inventories                                         11,318            -         48,369        29,399
Deferred and recoverable taxes                      57,307       47,476        111,242       120,222
Interest on shareholders' equity and
dividends receivable                                50,486      141,788              -             -
Credits derived from swap contracts                 34,057          813         38,441         2,446
Other assets                                         4,146        9,274         16,865        30,678
                                                -----------  -----------  -------------  ------------
Total current assets                               454,877      199,735      1,313,436     1,058,454

Noncurrent assets:
Loans to related parties                            10,617        8,052              -             -
Deferred and recoverable taxes                      11,667            5         48,459        55,616
  Judicial deposits                                 12,156            -         12,472             -
  Credits derived from swap contracts                5,709            -         14,863             -
  Advances for acquisition of shares                40,226            -         40,226             -
Other assets                                         1,312           10          3,922         3,922
                                                -----------  -----------  -------------  ------------
Total noncurrent assets                             81,687        8,067        119,942        59,538

Permanent assets
Investments                                      1,061,288    1,078,217          8,430         9,992
Property, plant and equipment                      236,584        2,734        891,418       888,039
Deferred charges                                         -            -         31,520        36,113
                                                -----------  -----------  -------------  ------------
Total permanent assets                           1,297,872    1,080,951        931,368       934,144
                                                -----------  -----------  -------------  ------------
Total assets                                     1,834,436    1,288,753      2,364,746     2,052,136
                                                ===========  ===========  =============  ============

A free translation from Portuguese into English of financial statements prepared in Brazilian  currency in accordance  with the accounting  practices  adopted in
Brazil.
--------------------------------------------------------------------------------

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                 BALANCE SHEETS
                           December 31, 2002 and 2001
                             (In thousands of reais)

                                                            Company                  Consolidated
                                                 --------------------------  ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                 2002           2001          2002          2001
                                                 ------------  ------------  ------------  -------------
Current liabilities:
Payroll and related accruals                          5,182         1,541         9,388         6,849
Suppliers                                            30,391         1,692       154,390       152,524
Indirect taxes                                       26,961           658       104,295        79,869
Participation in results of operation                94,828        82,643       102,832       109,092
Loans and financing                                 246,555        91,003       324,980       279,507
Other payables                                        6,287        10,541        19,419        40,612

                                                 ------------  ------------  ------------  -------------
Total current liabilities                           410,204       188,078       715,304       668,453

Noncurrent liabilities:
Provision for contingencies                          94,639        71,862        99,104        76,476
Loans from related parties                           31,410         2,907             -             -
Loans and financing                                  78,715        15,605       302,800       237,477
Other payables                                          819             -         4,960         1,790
                                                 ------------  ------------  ------------  -------------
Total noncurrent liabilities                        205,583        90,374       406,864       315,743

Minority interests                                        -             -        23,929        57,639

Shareholders' equity and capitalizable funds
Capital                                             534,046       505,000       534,046       505,000
Capital reserves                                    114,380        87,825       114,380        87,825
Income reserves                                     322,165        40,567       322,165        40,567
Retained earnings                                   297,094       383,609       297,094       383,609
Treasury stock                                      (49,162)       (6,826)      (49,162)       (6,826)
                                                 ------------  ------------  ------------  -------------
Total shareholders' equity                        1,218,523     1,010,175     1,218,523     1,010,175

Capitalizable funds                                     126           126           126           126
                                                 ------------  ------------  ------------  -------------
Total liabilities and shareholders' equity        1,834,436     1,288,753     2,364,746     2,052,136
                                                 ============  ============  ============  =============

See accompanying notes.

                                   TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                               STATEMENTS OF INCOME
                                      Years ended December 31, 2002 and 2001
                                              (In thousands of reais)

                                                                           Company                    Consolidated
                                                                -----------------------------   --------------------------
                                                                     2002            2001           2002         2001
                                                                --------------  -------------   -----------  -------------
Gross operating revenue                                              545,155               -     1,982,289    1,573,414
Gross revenue deductions                                            (111,055)              -      (420,981)    (325,283)
                                                                --------------  -------------   -----------  -------------
Net operating revenue                                                434,100               -     1,561,308    1,248,131
Costs of services rendered and costs of products sold               (201,745)              -      (741,785)    (620,728)
                                                                --------------  -------------   -----------  -------------
Gross profit                                                         232,355               -       819,523      627,403

Operating income (expenses):
Selling expenses                                                     (46,217)              -      (215,257)    (194,505)
General and administrative expenses                                  (81,497)        (27,822)     (141,871)    (108,309)
Financial result, net                                               (124,112)        (73,872)      (90,669)     (51,759)
Equity pickup                                                        242,391         245,369             -            -
Other operating income (expenses)                                     30,361          26,324        (3,828)       3,775
                                                                --------------  -------------   -----------  -------------
Operating income                                                     253,281         169,999       367,898      276,605

Nonoperating income                                                   (2,217)             (9)      (17,650)     (21,650)
                                                                --------------  -------------   -----------  -------------
Income before income taxes and participation                         251,064         169,990       350,248      254,955

Income and social contribution taxes                                 (15,380)         (1,886)     (109,570)     (73,933)

Minority interest                                                          -               -        (6,131)     (18,215)
                                                                --------------  -------------   -----------  -------------
Net income before reversal of interest on shareholders' equity       235,684         168,104       234,547      162,807

Reversal of interest on shareholders' equity                          93,499          40,000        94,636       45,297
                                                                --------------  -------------   -----------  -------------
Net income                                                           329,183         208,104       329,183      208,104
                                                                ==============  =============  ============  =============
Outstanding shares at the balance sheet date (thousands)         373,408,643     365,379,257
Net income per lot of thousand shares (R$)                              0.88            0.57

See accompanying notes.

                                   TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                                 EBITDA STATEMENTS
                                      Years ended December 31, 2002 and 2001
                                              (In thousands of reais)

------------------------------------------------------------------------------------------------------
CONSOLIDATED                     1st Q 01     1st Q 02   2nd Q 01    2nd Q 02   3rd Q 01    3rd Q 02
------------------------------------------------------------------------------------------------------
 Gross Operating Revenue          346.539     441.674    384.821     455.178    406.470     515.610

 Deductions from gross revenue    (68.932)    (86.716)   (80.427)    (98.638)   (83.324)   (110.309)

 Net Operating Revenue            277.607     354.959    304.394     356.541    323.146     405.301

 Cost of services rendered       (104.265)   (132.406)  (122.115)   (125.411)  (117.500)   (150.156)
 and merchandise sold *

 Gross profit                     173.342     222.553    182.279     231.130    205.646     255.145
 Operating revenues/expenses

 Services commercialized *        (47.677)    (45.963)   (48.626)    (48.277)   (47.819)    (45.364)

 General and administrative       (24.772)    (28.006)   (22.151)    (26.296)   (19.460)    (31.489)
 expenses *

 Other net revenues/expenses *        194        (140)    (3.783)     (1.970)    (1.744)         63

 Profit before depreciation       101.087     148.444    107.719     154.587    136.623     178.355
 and financial revenues/
 expenses - EBITDA

 Depreciation                     (31.148)    (37.522)   (32.718)    (37.972)   (35.301)    (37.791)

 Profit after depreciation         69.939     110.922     75.001     116.615    101.322     140.564
 before financial revenue
 and expenses - EBIT

 Financial revenue/expenses       (11.197)      7.210    (16.165)    (43.878)    (6.576)    (27.260)

 Operating Profit                  58.742     118.131     58.836      72.737     94.746     113.304

 Non-operating revenue/expense     (5.304)     (5.871)    (4.378)     (5.168)    (5.484)     (5.399)

 Profit before taxes, minor        53.438     112.260     54.458      67.569     89.262     107.905

 Income tax and social            (14.680)    (34.899)   (14.992)    (19.389)   (27.221)    (35.878)
 contribution

 Employee participation              (527)       (813)      (589)     (1.370)      (621)     (1.525)

 Participation of minority         (3.329)     (4.799)    (4.675)      1.822     (4.659)     (1.524)
 shareholders

 Profit before reversal of         34.902      71.750     34.202      48.631     56.761      68.978
 interestnon owned capital

 Reversal of interest on                -         138     17.254      40.703        111         (30)
 owned capital

 Net Profit in the Period          34.902      71.888     51.456      89.334     56.872      68.948
------------------------------------------------------------------------------------------------------
 EBITDA margin                      36,41%      45,30%     35,39%      40,27%     42,28%      44,01%
 EBIT margin                        25,19%      33,85%     24,64%      30,38%     31,35%      34,68%
------------------------------------------------------------------------------------------------------
* without depreciation.

EBITDA STATEMENTS Continued

-------------------------------------------------------------------------------
CONSOLIDATED                       4th Q 01    4th Q 02   FY 2001    FY 2002
-------------------------------------------------------------------------------
 Gross Operating Revenue           435.584     569.826  1.573.414  1.982.289

 Deductions from gross revenue     (92.600)   (125.444)  (325.283)  (421.107)

 Net Operating Revenue             342.984     444.382  1.248.131  1.561.182

 Cost of services rendered        (158.392)   (205.048)  (502.272)  (613.020)
 and merchandise sold *

 Gross profit                      184.592     239.334    745.859    948.162
 Operating revenues/expenses

 Services commercialized *         (46.450)    (65.514)  (190.572)  (205.118)

 General and administrative        (24.052)    (38.136)   (90.435)  (123.927)
 expenses *

 Other net revenues/expenses *         820      (1.654)    (4.513)    (3.701)

 Profit before depreciation        114.910     134.031    460.339    615.416
 and financial revenues/
 expenses - EBITDA

 Depreciation                      (38.751)    (43.560)  (137.918)  (156.845)

 Profit after depreciation          76.159      90.471    322.421    458.571
 before financial revenue
 and expenses - EBIT

 Financial revenue/expenses         (9.533)    (26.738)   (43.471)   (90.665)

 Operating Profit                   66.626      63.733    278.950    367.905

 Non-operating revenue/expense      (6.484)     (1.217)   (21.650)   (17.655)

 Profit before taxes, minor         60.142      62.516    257.300    350.250

 Income tax and social             (17.040)    (19.405)   (73.933)  (109.571)
 contribution

 Employee participation               (609)      3.708     (2.346)         -

 Participation of minority          (5.552)     (1.630)   (18.215)    (6.131)
 shareholders

 Profit before reversal of          36.941      45.188    162.806    234.548
 interestnon owned capital

 Reversal of interest on             27.932     53.825     45.297     94.636
 owned capital

 Net Profit in the Period           64.873      99.013    208.103    329.184
------------------------------------------------------------------------------
 EBITDA margin                       33,50%      30,16%     36,88%     39,42%
 EBIT margin                         22,20%      20,36%     25,83%     29,37%
------------------------------------------------------------------------------
* without depreciation.

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                        STATEMENTS OF SHAREHOLDERS' EQUITY
                                      Years ended December 31, 2002 and 2001
                                             (In thousands of reais)

                                                     CAPITAL RESERVES
                                          --------------------------------------
                                                       SPECIAL
                                                       PREMIUM    Premium
                                           CAPITAL     RESERVE    Reserve
                                          --------------------------------------
Balances at December 31, 2000               303,000      109,860         68

Capitalization of the offset tax             16,618     (16,618)          -
credit
Capital increase with retained              185,382            -          -
earnings
Reserve of premium  merged at                     -      (5,485)          -
subsidiaries
Treasury stock                                    -            -          -
Adjustment of stock dividends at                  -            -          -
subsidiaries
Reversal of reserves                              -            -          -
Net income                                        -            -          -
Income appropriation proposal:
Transfer to reserves                              -            -          -
Interest on shareholders' equity                  -            -          -
Dividends                                         -            -          -
                                          --------------------------------------
Balances at December 31, 2001               505,000       87,757         68

Merger of the minority interest at           29,046            -     38,313
Telebrasilia Celular S.A
Reserve of premium merged at                      -     (15,584)          -
subsidiaries
Net income                                        -            -          -
Stock treasury:
      Purchase of common shares                   -            -          -
      Purchase of preferred shares                -            -          -
      Disposal of preferred shares                -            -      3,826
      Cancellation of shares                      -            -          -
Income appropriation proposal:
Transfer to reserves                              -            -          -
      Income retained for prior year              -            -          -
      expansion
      Income retained for current                 -            -          -
      year expansion
Interest on shareholders' equity                  -            -          -

                                          --------------------------------------
BALANCES AT DECEMBER 31, 2002               534,046       72,173     42,207
                                          ======================================

See accompanying notes.

STATEMENTS OF SHAREHOLDERS' EQUITY Continued

                                                     INCOME RESERVES
                                          --------------------------------------
                                                                       Income
                                                                    retained for
                                                      Unearned       expansion
                                            Legal      Income       Article 196 of   Retained      Treasury
                                           reserve     reserve      Law 6,404/76     earnings        Stock        Total
                                          --------------------------------------------------------------------------------
Balances at December 31, 2000               30,162     97,675             -           355,633           -        896,398

Capitalization of the offset tax                 -          -             -                 -           -              -
credit
Capital increase with retained                   -          -             -          (185,382)          -              -
earnings
Reserve of premium merged at                     -          -             -                 -           -         (5,485)
subsidiaries
Treasury stock                                   -          -             -                 -      (6,826)        (6,826)
Adjustment of stock dividends at                 -          -             -            (1,516)          -         (1,516)
subsidiaries
Reversal of reserves                             -   (97,675)             -            97,675           -              -
Net income                                       -          -             -           208,104           -        208,104
Income appropriation proposal:
Transfer to reserves                        10,405          -             -           (10,405)          -              -
Interest on shareholders' equity                 -          -             -           (40,000)          -        (40,000)
Dividends                                        -          -             -           (40,500)          -        (40,500)

                                          --------------------------------------------------------------------------------
Balances at December 31, 2001               40,567          -             -           383,609      (6,826)     1,010,175

Merger of the minority interest at           1,662          -             -           (31,476)          -         37,545
Telebrasilia Celular S.A
Reserve of premium merged at                     -          -             -                 -           -        (15,584)
subsidiaries
Net income                                       -          -             -           329,183           -        329,183
Stock treasury:
      Purchase of common shares                  -          -             -                 -     (43,975)       (43,975)
      Purchase of preferred shares               -          -             -                 -     (18,938)       (18,938)
      Disposal of preferred shares               -          -             -                 -       9,790         13,616
      Cancellation of shares                     -          -             -           (10,787)     10,787              -
Income appropriation proposal:
Transfer to reserves                        16,459          -             -           (16,459)          -              -
      Income retained for prior year             -          -        44,252           (44,252)          -              -
      expansion
      Income retained for current                -          -       219,225          (219,225)          -              -
      year expansion
Interest on shareholders' equity                 -          -             -           (93,499)          -        (93,499)

                                          --------------------------------------------------------------------------------
Balances at December 31, 2002               58,688          -       263,477           297,094     (49,162)     1,218,523
                                          ================================================================================

See accompanying notes.

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                    STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                       Years ended December 31, 2002 and 2001
                                              (In thousands of reais)

                                                                       Company                     Consolidated
                                                             ------------------------------ ------------------------------
                                                                   2002           2001            2002           2001
                                                             ------------------------------ ------------------------------
SOURCES OF WORKING CAPITAL
From operations
Net income                                                        329,183        208,104         329,183        208,104
Minority interests                                                      -              -           6,131         18,215
Expenses (income) not affecting working capital
Depreciation and amortization                                      60,677          1,134         158,750        138,585
Equity pickup                                                    (242,391)      (245,369)              -              -
Monetary variation on noncurrent assets and liabilities            36,313          9,864          38,458         12,952
Book value of permanent asset write-offs                            1,068              5          14,647         10,262
                                                             -------------------------------------------------------------
Funds generated (consumed) by economic activity                   184,850        (26,262)        547,169        388,118

From shareholders
Merger of the minority interest at Telebrasilia Celular            37,545              -               -              -
S.A.
Investment reduction                                              307,524         54,317               -              -
Interest on shareholders' equity, dividends and others             61,267        200,385               -              -
                                                             -------------------------------------------------------------
                                                                  406,336        254,702               -              -
From third parties
Decrease in noncurrent assets                                           -              -               -          3,560
Transfer from noncurrent to current assets                              -              -               -         21,947
   Transfer from current to noncurrent liabilities                  9,088              -           6,240              -
Increase in noncurrent liabilities                                 27,886         22,536          39,628        222,847
                                                             -------------------------------------------------------------
                                                                   36,974         22,536          45,868        248,354
Merger of Telebrasilia
    Noncurrent liabilities                                         41,724              -               -              -
                                                             -------------------------------------------------------------
                                                                   41,724              -               -              -
                                                             -------------------------------------------------------------
Total sources of working capital                                  669,884        250,976         593,037        636,472
                                                             =============================================================

APPLICATIONS OF WORKING CAPITAL
Increase in noncurrent assets                                      45,397          5,767          43,755              -
Additions to investment                                               729              -               -          5,597
Additions to property, plant and equipment                         33,317             25         170,622        190,521
Additions to deferred charges                                           -              -               -          1,722
Merger of Telebrasilia
    Noncurrent assets                                              16,518              -               -              -
    Property, plant and equipment                                 260,717              -               -              -
    Investment                                                    110,303              -               -              -
Transfer from noncurrent to current liabilities                         -          1,557               -         15,082
Transfer from current to noncurrent assets                         11,507              -           9,853              -
Interest on shareholders' equity                                   93,499         40,000          94,636         45,297
Dividends                                                               -         40,500             430         53,671
Adjustment of stock dividends at subsidiaries                           -          1,516               -          1,516
Capitalization of offset tax credits                               15,584          5,485          15,584          5,485
Treasury stock                                                     49,297          6,826          49,297          6,826
Minority interests                                                      -              -             729         12,228
                                                             -------------------------------------------------------------
Total applications of working capital                             636,868        101,676         384,906        337,945
                                                             -------------------------------------------------------------
Increase in net working capital                                    33,016        149,300         208,131        298,527
                                                             =============================================================
VARIATION IN NET WORKING CAPITAL
Current assets:
At beginning of year                                              199,735       100,017        1,058,454        957,579
At year-end                                                       454,877       199,735        1,313,436      1,058,454
                                                             -------------------------------------------------------------
                                                                  255,142        99,718          254,982        100,875
Current liabilities:
At beginning of year                                              188,078       237,660          668,453        866,105
At year-end                                                       410,204       188,078          715,304        668,453
                                                             -------------------------------------------------------------
                                                                  222,126       (49,582)          46,851      (197,652)
                                                             -------------------------------------------------------------
Increase in net working capital                                    33,016       149,300          208,131        298,527
                                                             =============================================================
See accompanying notes.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

1.   Operations

Tele  Centro  Oeste  Celular  Participacoes  S.A. is a publicly  traded  company directly  controlled by Fixcel S.A.,  company  controlled  by Splice Group,  who acquired 53.23% of the voting capital and 17.75% of the total capital.

The Company controls the following  companies:  Telegoias Celular S.A.,  Telemat
Celular S.A.,  Telems Celular S.A.,  Teleron  Celular S.A. and Teleacre  Celular
S.A. The subsidiaries are responsible for providing  cellular telephone services
- Band A throughout  the Middle West region of the country  including the States of Rondonia and Acre,  according to the  concession  terms signed by the Federal
Government  which  should  expire on August  5, 2008 but could be  extended  for another 15 years.

On May 24, 1999 Norte Brasil  Telecom S.A. - NBT was  constituted,  as a private company,  with the objective of exploring cellular telephone services as well as all necessary and useful  activities for delivering these services within area 8
- Band B which  comprises  the  States of  Amazonas,  Roraima,  Amapa,  Para and
Maranhao.  Norte Brasil Telecom S.A.  started-up its activities in 1999, serving
11 of the 97 cities  comprising  the  respective  operating  area.  The expenses incurred to December  31, 1999 were  considered  as  pre-operating  expenses and amortized  as from  January  2000 when the company  became  operational  and the respective expenses started being amortized.

The business of Tele Centro Oeste  Celular  Participacoes  S.A.,  including  the services provided by its subsidiairies and respective  charges are controlled by
ANATEL  (National  Agency of  Telecommunications),  the entity  responsible  for regulating telecommunications in Brazil in accordance with Law No. 9,472 of July
16, 1997 and respective regulations.

On November 21, 2000 TCO IP S.A. was constituted,  a private  company,  with the
objective  of  rendering   telecommunications   and  internet  access  services,
developing solutions and others.

On April 26,  2002,  Tele Centro Oeste  Celular  Participacoes  S.A.  merged the subsidiary  Telebrasilia  Celular S.A.,  based on the evaluation of the latter's shareholders'  equity at December 31, 2001,  with the aim of  rationalizing  the corporate  structure  of the  Company  and  subsidiaries  so that  the  existing administrative  and commercial  synergies are used, as well as concentrating the liquidity of the private  companies'  shares in one company only,  thus reducing the capital cost.  Please note that this merger  operation was authorized by the
National Agency of Telecommunications - ANATEL.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

2.   Presentation of the financial statements

The Company's  balances at December 31, 2001,  presented  herein for  comparison purposes,  represent  exclusively  the  operations  of Tele Centro Oeste Celular
Participacoes  (holding)  at that date.  At December  31,  2002,  the  Company's balances also include the operations of the merged company  Telebrasilia Celular
S.A..

The Company's  financial  statements and the consolidated  financial  statements were  prepared in conformity  with  accounting  practices  adopted in Brazil and accounting norms and procedures established by the CVM.

Some accounts for 2001 were  reclassified  so that they are consistent  with the current year.

3.   Summary of the principal accounting practices

a.   Short-term investments

Refers to temporary  investments of high liquidity  falling due within less than three months, stated at cost plus income earned to the balance sheet date.

b.   Marketable securities

Refers to  investments  to be maintained up to the  respective  maturity,  which should not exceed 12 months,  and are recorded at cost plus  interest  earned to the balance sheet date.

c.   Credits and obligations

Credits  and  obligations  are stated at their  historical  value.  The  amounts subject to monetary  correction,  foreign  exchange  variation  and interest are adjusted to the balance sheet date

d.   Allowance for doubtful accounts

This  provision was  constituted  to cover  accounts  receivable  unlikely to be collected.  The methodology comprises the recording of a provision to cover 100%
of accounts  overdue more than 90 days.  Additionally,  for the accounts not yet billed, not yet due and overdue more than 90 days, the percentages  historically obtained from write-offs are applied on the respective  gross revenues  computed within the last 12 months.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

3.   Summary of principal accounting practices--Continued

e.   Inventories

The inventories classified in current assets comprise cellular telephones stated
at the average acquisition cost, to be sold to own shops and authorized, as well as materials applied to the plant maintenance.  The inventories to be applied in expansion  activities  are  classified  in  construction  and  installations  in progress under property, plant and equipment.

f.   Investments

Refers to  permanent  participation  in the  capital of  subsidiaries  which are recorded according to the equity pickup method. The accounting practices adopted
by  subsidiaries  are  consistent  to  those  adopted  by  the  Company.   Other
investments are stated at cost not exceeding market value.

g.   Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, monetarily corrected to December 31, 1995 less accumulated depreciation.

The operation right  (concession area 8) of cellular  services - Band B relating to the  subsidiary  Norte  Brasil  Telecom  S.A.  was  stated at the  respective acquisition cost and is being amortized in accordance to concession terms.

     Materials related to the plant expansion are stated at average  acquisition cost.

The  maintenance  and repair  expenses  representing  improvements  (increase of installed  capacity or useful life) are capitalized while the remaining expenses are charged to operating results following the accrual method.

Depreciation is calculated by the  straight-line  method  considering the useful life of the assets at rates shown in Note 9.

h.   Deferred charges

The income and expenses computed during the pre-operating  phase of subsidiaries
Norte Brasil  Telecom  S.A. and TCO IP S.A. are charged to deferred  charges and amortized by the straight-line method over a period of 10 years.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

3.   Summary of principal accounting practices--Continued

i.   Income and social contribution taxes

Income  and  social  contribution  taxes  are  recorded  on the  accrual  basis, calculated in accordance  with the current tax  legislation.  Deferred taxes are recorded over temporary differences, calculated based on the rates applicable at the respective realization or liquidation.

j.   Provision for contingencies

The  provision  for  contingencies  was  recorded  based on an  analysis  of the
Company's lawyers regarding all existing legal actions.

k.   Income and expenses

Income and  expenses are charged to the year's  operating  result on the accrual basis. The revenues derived from sales of prepaid recharging  cellular telephone cards are deferred and charged to the operating result as the cards are used.

Billings are computed  monthly and the revenues not billed  between the billings date and the end of the  respective  period  are  estimated  and  recognized  as revenue in the month that the service was rendered.

l.   Financial result - net

The financial  result net is represented by interest and monetary  correction on short-term  investments  and loans obtained and granted.  In compliance with the current tax legislation,  the interest on  shareholders'  equity was recorded as financial  expenses  and  considered  as  destination  of result  for  financial statement  purposes,  according to Deliberation  No. 207 of December 12, 1996 of the CVM (Brazilian Securities Commission).

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

3.   Summary of principal accounting practices--Continued

m.   Pension plan

Tele Centro Oeste Celular  Participacoes S.A. and subsidiaries sponsor a private social  security  plan,  which  is  managed  by  SISTEL.  According  to the  CVM
Resolution No. 371 of December 13, 2000, the Company conducted studies on future benefits to employees which are presented in Note 23. However, the Company opted to record  the  adjustment  to  actuarial  liabilities  directly  in the  year's operating  result as of 2002 for a period of five  years,  or if lower,  for the period of the service or remaining life of the employees.

n.   Employees' income participation

Tele Centro  Oeste  Celular  Participacoes  S.A.  and  subsidiaries  provide for employees' income  participation  based on Article 5 of Provisional  Measure No.
980 of April 25, 1995 and subsequent publications.

The amount provided for is equivalent to a monthly salary subject to approval of the  Shareholders  Meeting.  In 2002 these expenses were classified as operating expenses.

o.   Profit per share

Profit per share was calculated based on the number of outstanding shares at the balance sheet date.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

4.   Consolidation of the financial statements

The  consolidated   financial   statements  were  prepared  in  accordance  with
consolidation basic principles established by Brazil's Corporation Law and norms of the CVM (Brazilian Securities Commission).

We present below the main consolidation procedures:

a)  Elimination  of assets and  liability  account  balances  held  between  the consolidated companies;
b) Elimination of capital  participation,  reserves and retained earnings of the consolidated companies;
c) Elimination  of revenues and expenses  derived from business held between the consolidated companies;
d)  Highlighting  the  amounts of  participation  by  minority  interest  on the consolidated financial statements.

The consolidated companies comprise the following:

                                                       Total capital participation (%)
                                                      ---------------------------------
                                                             2002            2001
                                                      ---------------------------------
      Telebrasilia  Celular S.A.                                -           88.25
      Telegoias Celular S.A.                                97.07           96.81
      Telemat Celular S.A.                                  97.57           97.49
      Telems Celular S.A.                                   98.45           98.39
      Teleron Celular S.A.                                  97.21           97.12
      Teleacre Celular S.A.                                 98.35           98.31
      Norte Brasil Telecom S.A. - NBT                       98.33           98.33
      TCO IP S.A.                                           99.99           99.99

5.   Marketable securities

                                                                                      Company        Consolidated
                                                                                ---------------------------------------------
                                             Interest                 Due date      2002       2001       2002        2001
-----------------------------------------------------------------------------------------------------------------------------
     Commercial Paper-Splice   Prefixed annual rate of 24% and 25%     7/5/2002          -        -           -      362,310
     do Brasil S.A.            with Swap of 100% over the CDI plus       and
                               1.5% p.a.                              9/30/2002
                                                                      6/27/2003
                                                                         and
                                                                      8/8/2003

     Debentures - FIXCEL       100% over CDI plus 2% p.a.                          224,254        -      712,135           -
                                                                                 --------------------------------------------
                                                                                   224,254        -      712,135     362,310
                                                                                 ============================================

Tele  Centro  Oeste  Celular   Participacoes  S.A.,  directly  and  through  its
subsidiaries,  acquired  a total of R$ 660,000  in  debentures  issued by Fixcel
S.A.:  R$  470,000  on July 2, 2002 and R$  190,000  on  August  13,  2002.  The
debentures  are supported by floating  guarantees  over Fixcel S.A.'s assets and surety from Splice do Brasil Telecomunicacoes and Eletronica S.A.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

6.    Accounts receivable
                                                                    Company                   Consolidated
                                                         ---------------------------------------------------------
                                                               2002           2001          2002          2001
                                                         ---------------------------------------------------------
      Amounts invoiced                                        19,711             -         76,156        64,975
      Amounts to be invoiced                                  15,758             -         47,390        47,193
      Network use rate                                        13,396             -         53,678        52,849
      Sale of cellular telephones and cards                    8,974             -         46,202        36,736
      Credit cards                                             4,171             -         14,069        12,345
      Allowance for doubtful accounts                         (4,734)            -        (26,595)      (40,781)
      Others                                                   4,213             -         16,981        13,445
                                                         ---------------------------------------------------------
                                                              61,489             -        227,881       186,762
                                                         =========================================================
      Services invoiced
      Not yet due                                              8,463             -         32,807        24,903
      Overdue - from 1 to 30 days                              5,570             -         20,463        16,291
      Overdue - from 31 to 60 days                             1,670             -          6,878         5,972
      Overdue - from 61 to 90 days                             1,195             -          4,961         4,779
      Overdue - more than 90 days                              2,813             -         11,047        13,030
                                                         ---------------------------------------------------------
      Total services invoiced                                 19,711             -         76,156        64,975
                                                         =========================================================

      Statement of the allowance for doubtful
      accounts movement:
      Initial balance                                              -             -         40,781         25,826
      Complement to the year's allowance                      15,157             -         35,918         60,479
      Losses                                                 (10,423)            -        (50,104)       (45,524)
                                                         ---------------------------------------------------------
      Final balance                                             4,734            -         26,595         40,781
                                                         =========================================================
      Losses recovery                                           3,470            -         12,439         12,178
                                                         ---------------------------------------------------------

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

7.   Deferred and recoverable taxes
                                                                  Company                    Consolidated
                                                        -----------------------------------------------------------
                                                                2002          2001            2002           2001
                                                        -----------------------------------------------------------
     Withholding tax                                          16,994         10,628          36,935        25,767
     Recoverable income tax                                    8,525         19,638          12,773        26,401
     Recoverable social contribution tax                       3,555          4,441           3,850         6,374
     Recoverable income tax - premium (CVM
     Instruction No. 349)                                      9,352              -          32,269        48,403
     Recoverable social contribution tax -
      premium (CVM Instruction No. 349)                        3,366              -          11,618        17,427
     Deferred income and social contribution taxes            23,118         12,586          36,443        36,771
     Recoverable ICMS (State VAT)                              3,871              -          25,267        13,355
     Other recoverable taxes                                     193            188             546         1,340
                                                        -----------------------------------------------------------
                                                              68,974         47,481         159,701       175,838
     Current                                                 (57,307)       (47,476)       (111,242)     (120,222)
                                                        -----------------------------------------------------------
     Noncurrent                                               11,667              5          48,459        55,616
                                                        ===========================================================

The  recoverable  amounts  relating to income and social  contribution  taxes on premium refer to the tax benefit to be computed  through the amortization of the premium  merged by the operators of Tele Centro Oeste Celular,  with  respective realization to be concluded by 2004.

                                                         Company                 Consolidated
                                               -----------------------------------------------------
                                    Deferred
                           income and social      2002           2001         2002          2001
                          contribution taxes
                                               -----------------------------------------------------
Income and social contribution tax
     loss carryforwards                               -              -        3,764         6,216
Contingencies                                    20,698         12,460       22,090        16,013
Allowance for doubtful accounts                   1,610              -        9,042        13,958
Other temporary additions                           810            126        1,547           584
                                               -----------------------------------------------------
Total                                            23,118         12,586       36,443        36,771
                                               =====================================================

According to the  Company's  budget  forecast,  the  deferred  income and social contribution  taxes on NBT's tax losses (R$ 3,764) should be  compensated in the calendar years 2003 and 2004.

The credits derived from nondeductible provisions,  mainly for tax contingencies and  doubtful  accounts,  will be  realized  as the  corresponding  matters  are concluded.

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                           NOTES TO FINANCIAL STATEMENTS
                                             December 31, 2002 and 2001
                                              (In thousands of reais)

8.       Investments
                                                                  Company                      Consolidated
                                                         --------------------------------------------------------------
                                                             2002          2001             2002             2001
                                                         --------------------------------------------------------------
      Participation stated by the equity pickup method    1,053,027        1,068,410              -               -
      Premium - Norte Brasil Telecom S.A.                     4,579          5,185            4,579           5,185
      Premium - Telegoias Celular S.A.                        3,660          4,616            3,660           4,616
      Other investments                                          22              6              191             191
                                                         --------------------------------------------------------------
                                                          1,061,288      1,078,217            8,430           9,992
                                                         ==============================================================

The significant information between subsidiaries is summarized as follows:

                                                                                                    Norte
                                       Telebrasilia Telegoias Telemat   Telems  Teleron  Teleacre   Brasil
                                         Celular     Celular  Celular  Celular  Celular  Celular   Telecom   Tco IP
                                          S.A.         S.A.     S.A       S.A.    S.A.     S.A.      S.A.      S.A.   Consolidated
                                       -------------------------------------------------------------------------------------------
Investments at December 31, 2001           307,525   300,446  185,071  154,543   43,121   24,067    52,388    1,249    1,068,410
Equity pickup                                    -    99,008   59,499   47,443   16,453    8,605    12,312     (929)     242,391
Purchase of shares                               -       890       22       13       10        -         -        -          935
Gain/loss on purchase of shares                  -      (209)       7        5        -        -         -        -         (197)
Capital increase                                 -     4,419    4,417    5,064    1,060      624         -        -       15,584
Gain/loss on capital increase                    -         1       (4)      (5)       -        -         -        -           (8)
Investment reduction - merged premium      (25,436)   (4,419)  (4,417)  (5,064)  (1,060)    (624)        -        -      (41,020)
Interest on shareholders' equity                 -   (24,639)  (8,227)  (6,626)  (1,913)  (1,062)        -        -      (42,467)
Dividends                                        -    (2,591)  (7,148)  (5,637)  (2,282)  (1,141)        -        -      (18,799)
Addition/write-off of investment
due to the merger of subsidiary
Telebrasilia Celular S.A.                 (282,089)        -        -       -         -        -   110,287        -     (171,802)
                                       -------------------------------------------------------------------------------------------
Investments at  December 31, 2002                -   372,906  229,220  189,736   55,389   30,469   174,987      320    1,053,027
                                       ===========================================================================================
Shareholders' equity not
including the merger premium                     -   370,555  221,399  177,280   53,706   29,080   177,998     (190)   1,029,828
Company's participation                          -     97.07%   97.57%   98.45%   97.21%   98.35%    98.33%   99.99%           -
Investment not including merged
premium                                          -   359,648  215,969  174,543   52,209   28,599   174,987     (190)   1,005,765
Investment not including premium                 -    13,258   13,251   15,193    3,180    1,870         -        -       46,752
Advance for future capital
increase  - AFAC                                 -         -        -       -         -        -         -      510          510
                                       -------------------------------------------------------------------------------------------
Investments at December 31, 2002                 -   372,906  229,220  189,736   55,389   30,469   174,987      320    1,053,027
                                       ===========================================================================================

The  reductions of R$ 25,436 and R$ 282,089 refer to the merger of  Telebrasilia
Celular  S.A.  carried  out on  April  26,  2002 by Tele  Centro  Oeste  Celular
Participacoes  S.A. and the addition of R$110,287  refers to the investment held by Telebrasilia  Celular S.A. in Norte Brasil Telecom S.A. which was transferred to Tele Centro Oeste Celular Participacoes S.A after the referred merger.

The  premiums  of R$ 4,579  and R$  3,660  at  December  31,  2002  refer to the acquisition  of 45%  participation  in the capital of Norte Brasil  Telecom S.A.
from  Inepar  S.A. in May 1999 and the  acquisition  of the shares of  Telegoias
Celular S.A. from the market in November 2001, respectively.  These premiums are being amortized over a period of 5 and 10 years, respectively.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

9.    Property, plant and equipment

                                                                                         Company
                                                                  ----------------------------------------------------
                                                                                   2002                         2001
                                                                  ----------------------------------------------------
                                                     Annual          Cost
                                                  depreciation    monetarily    Accumulated     Net book      Net book
                                                    rate (%)      corrected     depreciation      value         value
                                                  --------------------------------------------------------------------
      Assets and service installations
      Switching equipment                                   10        85,743        (25,677)      60,066             -
      Transmission equipment                             14.29       281,339       (189,539)      91,800             -
      Infra-structure

        Land                                                 -         2,962               -       2,962             -
         Buildings                                           4        17,415         (8,408)       9,007         1,455
         Supporters and protectors                           5        20,846         (6,382)      14,464             -
         Energy equipment                                   10        35,052        (25,956)       9,096             -
         Improvements to third party properties             10         3,651         (1,526)       2,125             -
         Computer equipment                                 20        19,280         (7,585)      11,695           455
      Vehicles                                              20           784           (618)         166             -

      Other assets                                     5 to 20        40,513        (14,306)      26,207           824
      Assets for future use
      Assets and construction in progress                    -         7,207               -       7,207             -
      Construction material                                  -         1,789               -       1,789             -
                                                                  ----------------------------------------------------
                                                                     516,581       (279,997)     236,584         2,734
                                                                  ====================================================

                                                                                     Consolidated
                                                                  ----------------------------------------------------
                                                                                   2002                         2001
                                                                  ----------------------------------------------------
                                                     Annual          Cost
                                                  depreciation    monetarily    Accumulated     Net book      Net book
                                                    rate (%)      corrected     depreciation      value         value
                                                  --------------------------------------------------------------------

      Assets and service installations
      Switching equipment                                   10       268,109        (73,549)     194,560       176,768
      Transmission equipment                             14.29       743,757       (412,646)     331,111       327,349
      Infra-structure

          Land                                               -         5,830               -       5,830         4,817
         Buildings                                           4        38,524        (12,994)      25,530        22,762
         Supporters and protectors                           5        67,385        (10,775)      56,610        36,786
         Energy equipment                                   10        69,802        (40,665)      29,137        28,482
         Improvements to third party properties             10         4,590         (1,822)       2,768         2,515
         Computer equipment                                 20        36,798        (14,446)      22,352        21,967
      Vehicles                                              20         1,813         (1,366)         447           534

      Other assets                                     5 to 20       109,176        (32,236)      76,940        44,434
      Assets for future use
      Assets and construction in progress                    -        79,910               -      79,910       152,749
      Construction material                                  -        16,051               -      16,051        14,523

      Exploration right (concession)                      6.90        60,550        (10,378)      50,172        54,353
                                                                  ----------------------------------------------------
                                                                   1,502,295       (610,877)     891,418       888,039
                                                                  ====================================================

The balances for cellular  telephones granted to customers on a free lease basis prior to 2001 have been fully  depreciated so that the  respective  depreciation conforms with the respective contract average terms.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

10.   Deferred charges

                                                               Consolidated
                                                        --------------------------
                                                            2002          2001
                                                        --------------------------
      Preoperating expenses                               44,692        44,692
      Others                                                  69            69
      Accumulated amortization                          (13,241)       (8,648)
                                                        --------------------------
                                                          31,520        36,113
                                                        ==========================

11.   Suppliers

                                                                 Company            Consolidated
                                                        ----------------------------------------------
                                                             2002      2001       2002       2001
                                                        ----------------------------------------------
      Suppliers                                            29,157     1,645    146,012    132,399
      Consignment on behalf of third parties                  376        47      3,065      9,275
      Accounts payable for interconnection services           858         -      5,313     10,850
                                                        ----------------------------------------------
                                                           30,391     1,692    154,390    152,524
                                                        ==============================================

12.   Indirect taxes

                                                                 Company            Consolidated
                                                        ----------------------------------------------
                                                             2002      2001       2002       2001
                                                        ----------------------------------------------
      ICMS tax                                             10,796         -     44,485     35,205
      Fistel tax                                           10,813         -     46,827     37,770
      Taxes on revenues (COFINS, PIS and others)            5,352       658     12,983      6,894
                                                        ----------------------------------------------
                                                           26,961       658    104,295     79,869
                                                        ==============================================

13.   Income participation

                                                                 Company            Consolidated
                                                        ----------------------------------------------
                                                             2002      2001       2002       2001
                                                        ----------------------------------------------
      Interest on shareholders' equity for the year        93,499    40,000    105,416     57,288
      Interest on shareholders' equity for the prior year   8,204     7,365      7,950     15,664
      IRRF tax on interest on shareholders' equity       (14,025)   (6,000)   (20,565)   (18,828)
      Current year dividends                                    -         -        430          -
      Prior year dividends                                  5,601    40,500      6,498     52,599
      Employees' income participation                       1,549       778      3,103      2,369
                                                        ----------------------------------------------
                                                           94,828    82,643    102,832     109,092
                                                        ==============================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

14.   Loans and financing

                                                                                       Company           Consolidated
                                                                                 ------------------------------------------
                             Interest and monetary correction        Due date      2002      2001       2002      2001
      ---------------------------------------------------------------------------------------------------------------------

      National currency
      -----------------
      BNDES               T.J.L.P.   plus  annual  interest  from
                          3.5% to 4%                                1/15/2008      16,356          -   204,479    192,030

      Brasil Telecom S.A.                    -                      5/21/2002           -          -         -      2,917

      Others              Industrial Products Column 20 - FGV      2003 to 2008         -          -     1,587      1,707

      Foreign currency
      ----------------
                                                                       From
      Finimp              Exchange  variation  based  on the U.S.   5/19/2003
                          dollar  plus Libor and annual  interest       to
                          from 2% to 7%                             12/12/2003    170,054     41,398   174,752    128,937

                                                                       From
      Resolution 2770(a)  Exchange  variation  based  on the U.S.   5/12/2003
                          dollar plus the average  interest  rate       to
                          of 7.41% p.a.                             11/29/2004     48,842      2,733    60,707     18,863

      Prepayment          Exchange  variation  based  on the U.S.
                          dollar  plus Libor and annual  interest
                          from 1.75% to 1.90%,  plus  performance
                          premium ranging from 1.20% to 1.30%       8/15/2002           -     41,537         -     98,174

      Export              Exchange  variation  based  on the U.S.
      Development         dollar   plus   semiannual   Libor  and
      Corporation - EDC   interest ranging from 3.90% 5%            12/14/2006     90,018     20,940   163,358     61,708

      BNDES - Currency    UMBNDES   plus   loan   interest   rate
      basket              charged by BNDES,  plus annual interest
                          of 3.5%                                   1/15/2008           -          -    22,897     12,648
                                                                                 ------------------------------------------
                                                                                  325,270    106,608   627,780    516,984
      Current                                                                    (246,555)  (91,003)  (324,980) (279,507)
                                                                                 ------------------------------------------
      Noncurrent                                                                   78,715     15,605   302,800    237,477
                                                                                 ==========================================

      (a) The amounts  presented  at December  31, 2001 as compror and loan from supplier were reclassified as Resolution 2770.

The amounts falling due on a long-term basis are as follows:

                        Consolidated
                      ----------------
          Due date       2002     2001
          ----------------------------
            2003            -   55,320
            2004       89,461   66,735
            2005       89,461   66,735
            2006       82,414   25,402
            2007       38,086   21,176
            2008        3,378    2,109
                      ----------------
                      302,800  237,477
                      ================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

14.   Loans and financing--Continued

Guarantees:

      Banks                                          Guarantees
      ---------------------------------------------  -----------------------------------------------------------
      BNDES - TCO operators                          15% of  receivables  and CDB  pledged in the amount of the next installment due
      BNDES NBT                                      100% of  receivables  and CDB pledged in the amount of the next  installment  due  during  the  first  year  and  CDB pledged in the amount  equivalent to two  installments due in the remaining period
      EDC                                            Guarantee from TCO and other subsidiaries
      Other loans and financing                      Guarantee from TCO

The contracts with BNDES and EDC include several restrictive clauses denominated covenants.  At December 31, 2002, the Company does not present problems relating to the compliance with contract conditions.

At December 31, 2002,  the total debt  amounted to R$ 627,780 of which 67.18% is in foreign currency (63.53% adjusted by the U.S. dollar and 3.65% denominated in a currency bask - BNDES index).  From the portion  denominated in U.S.  dollars,
85.75% was protected by hedge operations at year-end. From the total denominated in foreign currency, 81.09% was protected by hedge operation.

15.   Provision for contingencies

Based  on  the  lawyers'   opinion,   the  Company   recorded  a  provision  for
contingencies in amounts  considered  necessary to cover possible losses derived from the outcome of ongoing processes, as follows:

                          Company        Consolidated
                   ------------------------------------------
                       2002     2001     2002     2001
                   ------------------------------------------
      Tax            12,199    9,735   16,404   14,148
      Labor               9        -      269      201
      Others (a)     82,431   62,127   82,431   62,127
                   ------------------------------------------
                     94,639   71,862   99,104   76,476
                   ==========================================

(a) Corresponding to the original loans from Telecomunicacoes Brasileiras S.A. -
TELEBRAS,  which  according to Attachment II of the Spin-Off  Report of February
28,  1998,  approved  by the  General  Shareholders  Meeting  of May  1998,  and
according to Company  management,  should be charged to the  respective  holding controlled by Telegoias Celular S.A. and Telebrasilia Celular S.A..

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

15.   Provision for contingencies - Continued

Local  management,  based on the  understanding  that the respective  loans were wrongly  allocated at the time of the  spin-off,  suspended  the  payments  flow subsequent to the changes in Company's  controls.  These loans are being indexed by the IGP-M (Market General Price Index) plus 6% annual interest.

In June 1999,  Tele Centro Oeste Celular  Participacoes  S.A.  (parent  company)
filed a legal action  claiming  that the assets  related to these  obligations -
loans  and  financing  -  belong  to the  Company  as  well  as  the  respective accessories, plus compensations for the installments paid.

In November 1999, Company management decided to transfer to the actual holding -
Tele Centro Oeste Celular  Participacoes  S.A.,  the liability  derived from the loan originally due to Telecomunicacoes  Brasileiras S/A - TELEBRAS and absorbed during the spin-off process.

On August 1, 2001,  a sentence  was handed down denying the action filed by Tele
Centro Oeste Celular Participacoes S.A., however, on October 8, 2001 Tele Centro
Oeste Celular Participacoes S.A. filed an appeal awaiting decision to date.

According to the opinion of the Company's lawyers,  they consider the chances of unfavorable  outcome for these  contingencies  as probable with regard to merit, and possible with regard to the adjustment  factor.  The difference  between the original contract charges and the above mentioned monetary correction, which has not been recorded, is estimated to be R$ 68,780.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

16.   Related party transactions

Company

The  amounts   receivable   from  related  parties  refer  to  the  transfer  of
administrative expenses from the Company to its subsidiaries.

The amounts payable by related parties refer to the loan operations  carried out between the Company and its subsidiaries.

Consolidated

                                                                                        2002                             2001
                                         --------------------------------------------------------------------------------------
                                                    Splice do                                   CSM
                                             Fixcel   Brasil     Banco     SPL Construtora e   Cartoes
                                              S.A.     S.A.     Credibel     Pavimentadora       S.A.         Total     Total
                                         --------------------------------------------------------------------------------------
      Assets
      ------
      Short-term investments                      -         -      6,463                   -         -        6,463    17,353
      Debentures                            712,135         -          -                   -         -      712,135         -
      Commercial paper                            -         -          -                   -         -            -   362,310
      Other rights                           40,226         -          -                   -         -       40,226         -
      Liabilities
      -----------
      Suppliers                                   -     3,215         49                   -       819        4,083     1,241
      Interest on shareholders' equity       14,104         -          -                   -         -       14,104     6,671
      Dividends                                   -         -          -                   -         -            -     7,505
      Transactions
      ------------
      Revenues from short-term
      investments                            65,169    44,173      2,615                   -         -      111,957    41,038
      Financial income from premium
      prepayment                              5,967         -          -                   -         -        5,967         -
      Financial expenses                     16,596     7,393          -                   -         -       23,989     7,850
      General and administrative
      expenses                                    -    12,532          -                   -         -       12,532     1,968
      Other materials                             -         -          -                   -         -            -        10
      Acquisition of telephone cards              -         -          -                   -     5,854        5,854       920
      Acquisition of property, plant
      and equipment                               -     4,236          -               3,458         -        7,694    11,795

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

16.   Related party transactions --Continued

According  to a contract  entered  into  between  Splice do Brasil S.A. and Tele
Centro Oeste Celular  Participacoes  S.A., Telems Celular S.A.,  Telemat Celular
S.A.,  Teleron Celular S.A.,  Teleacre Celular S.A. and Telegoias  Celular S.A.,
technical assistance services are payable to Splice do Brasil S.A. corresponding to 1% of the net  operating  income.  For the year ended  December  31, 2002 the amount of R$ 12,532 (R$ 1,932 at December  31,  2001) was charged to general and administrative  expenses.  In the prior  year,  the  contract  was drawn up only between  Telems Celular S.A.,  Telemat  Celular S.A.,  Teleron  Celular S.A. and
Teleacre Celular S.A.

In January 2002 the Company,  through a contract with BID S.A.,  made an advance payment for the acquisition of shares  corresponding to the present value of the tax benefit on the merged premium in the amount of R$ 34,259 which was increased by R$ 5,967  due to the  financial  pro-rata  discount  at  December  31,  2002, according to the discount rate practiced in the financial market.

All related  party  transactions  have been carried out in  accordance  with the
Company's Articles of Incorporation and under normal market conditions.

17.   Net operating result

                                                                 Company            Consolidated
                                                        ----------------------------------------------
                                                             2002      2001       2002       2001
                                                        ----------------------------------------------
      Subscription                                         43,387         -    114,955    121,486
      Use
       National                                           192,483         -    636,091    491,894
       Displacement/additional per calls and others        15,286         -     42,258     38,268
      Use of network                                      175,886         -    649,270    526,846
      Additional services                                   5,700         -     14,579      7,647
      Resale of cellular equipment                         70,025         -    276,879    235,010
      Resale of cards                                      42,144         -    246,876    151,655
      Internet services                                         -         -      1,132        327
      Others                                                  244         -        249        281
                                                        ----------------------------------------------
      Gross operating income                              545,155         -  1,982,289  1,573,414
      Taxes on gross income                             (111,055)         -  (420,981)  (325,283)
                                                        ----------------------------------------------
      Net operating income                                434,100         -  1,561,308  1,248,131
                                                        ==============================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

18.   Operating costs and expenses

                                                                          Company - 2002
                                             --------------------------------------------------------------------
                                                 Costs of
                                                 services                               General and
                                              rendered/ cost         Selling          administrative
                                             of products sold        expenses            expenses           Total
                                             --------------------------------------------------------------------
      Personnel                                         6,780           5,955                 28,579       41,314
      Administration fees                                   -               -                  2,951        2,951
      Material                                          1,765             548                  1,183        3,496
      Third party services                             43,764          24,465                 34,563      102,792
      Rental/leasing/insurance                          7,403           1,380                  2,262       11,045
      Depreciation and amortization                    46,806           2,445                  9,865       59,116
      Taxes and contributions                          12,356              12                  1,908       14,276
      Allowance for doubtful accounts                       -         (1,522)                      -      (1,522)
      Net losses                                            -           6,953                      -        6,953
      Losses, theft and damages                             -           2,720                      -        2,720
      Customer loyalty build-up                             -           3,029                      -        3,029
      Cost of products sold                            82,675               -                      -       82,675
      Other materials                                     196             232                    186          614
                                             --------------------------------------------------------------------
                                                      201,745          46,217                 81,497      329,459
                                             ====================================================================

                                                                          Company - 2001
                                             --------------------------------------------------------------------
                                                 Costs of
                                                 services                               General and
                                              rendered/ cost         Selling          administrative
                                             of products sold        expenses            expenses           Total
                                             --------------------------------------------------------------------
      Personnel                                             -               -                 16,370       16,370
      Administration fees                                   -               -                  1,914        1,914
      Material                                              -               -                    106          106
      Third party services                                  -               -                  7,906        7,906
      Rental/leasing/insurance                              -               -                    274          274
      Depreciation and amortization                         -               -                    466          466
      Taxes and contributions                               -               -                    746          746
      Other materials                                       -               -                     40           40
                                             --------------------------------------------------------------------
                                                             -              -                 27,822       27,822
                                             ====================================================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

18.   Operating costs and expenses --Continued

                                                                       Consolidated - 2002
                                             --------------------------------------------------------------------
                                                 Costs of
                                                 services                               General and
                                              rendered/ cost         Selling          administrative
                                             of products sold        expenses            expenses           Total
                                             --------------------------------------------------------------------
      Personnel                                        15,581          22,325                 37,890       75,796
      Administration fees                                   -               -                  4,229        4,229
      Material                                          3,423           4,306                  3,225       10,954
      Third party services                            171,498         128,071                 71,392      370,961
      Rental/leasing/insurance                         42,434           5,260                  4,823       52,517
      Depreciation and amortization                   128,748          10,164                 17,932      156,844
      Taxes and contributions                          60,178              77                  2,051       62,306
      Allowance for doubtful accounts                       -         (4,604)                      -      (4,604)
      Net losses                                            -          37,665                      -       37,665
      Losses, theft and damages                             -           4,286                      -        4,286
      Customer loyalty build-up                             -           7,430                      -        7,430
      Cost of products sold                           319,653               -                      -      319,653
      Other materials                                     270             277                    329          876
                                             --------------------------------------------------------------------
                                                      741,785         215,257                141,871    1,098,913
                                             ====================================================================

                                                                       Consolidated - 2001
                                             --------------------------------------------------------------------
                                                 Costs of
                                                 services                               General and
                                              rendered/ cost         Selling          administrative
                                             of products sold        expenses            expenses           Total
                                             --------------------------------------------------------------------
      Personnel                                        12,051          20,303                 32,179       64,533
      Administration fees                                   -               -                  2,500        2,500
      Material                                          4,956           5,000                  2,883       12,839
      Third party services                            121,016         113,251                 47,653      281,920
      Rental/leasing/insurance                         37,669           4,074                  4,533       46,276
      Depreciation and amortization                   118,035           3,222                 16,661      137,918
      Taxes and contributions                          53,173              62                  1,196       54,431
      Allowance for doubtful accounts                       -          14,955                      -       14,955
      Net losses                                            -          33,346                      -       33,346
      Cost of products sold                           273,299               -                      -      273,299
      Other materials                                     529             292                    704        1,525
                                             --------------------------------------------------------------------
                                                      620,728         194,505                108,309      923,542
                                             ====================================================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

19.   Other operating income (expense)

                                                                 Company            Consolidated
                                                        ----------------------------------------------
                                                             2002      2001       2002       2001
                                                        ----------------------------------------------
      Taxes (except income taxes)                         (5,550)   (2,702)    (9,632)    (5,534)
      Research and development                                  -         -          -      (436)
      Technical and administrative services                   516         -        526        436
      Donations and sponsorships                          (2,411)         -    (9,535)    (7,330)
      Recovered expenses                                      243       185        252        348
      Reversal of provisions                                   61         -        394        627
      Premium amortization                                (1,561)         -    (1,561)          -
      Penalties                                             4,070         -     16,994     12,921
      Recovery of expenses with subsidiaries               35,949    29,298          -          -
      Other operating income (expenses)                     (956)     (457)    (1,266)      2,743
                                                        ----------------------------------------------
                                                           30,361    26,324    (3,828)      3,775
                                                     =================================================

20.   Financial result, net

                                                                 Company            Consolidated
                                                        ----------------------------------------------
                                                             2002      2001       2002       2001
                                                        ----------------------------------------------
      Taxes (except income taxes)                         (5,550)   (2,702)    (9,632)    (5,534)
      Financial income                                     98,780    29,846    239,627    134,703
      Financial expenses                                (219,270)  (99,701)  (321,070)  (178,174)
      (-) PIS and COFINS on financial income              (3,622)   (4,017)    (9,226)    (8,288)
                                                        ----------------------------------------------
                                                        (124,112)  (73,872)   (90,669)   (51,759)
                                                        ==============================================

Financial expenses include interest on shareholders' equity at December 31, 2002 in the  amounts  of R$ 93,499  (R$  40,000 in 2001) and R$ 94,636  (R$ 45,297 in
2001) charged to the Company and consolidated, respectively.

These  amounts were reversed  against  shareholders'  equity in accordance  with
Resolution No. 207/96 of the CVM (Brazilian Securities Commission).

In September 2002, the Company reclassified the PIS (Social Integration Program)
and  COFINS  (Social  Security  Funding)  taxes on  financial  income  to "Other
Operating  Expenses"  under the  account  group  "Financial  Income" in order to present the net financial result, including tax results.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

21.   Nonoperating result

Basically  refers to  amortization  of  deferred  assets and the  provision  for maintenance of shareholders' equity completeness (premium computed at the merger of Coverage Participacoes S.A.).

                                                                 Company            Consolidated
                                                        ----------------------------------------------
                                                             2002      2001       2002       2001
                                                        ----------------------------------------------
      Amortization of merged premium                      (6,359)         -   (21,946)   (21,946)
      Interest on shareholders' equity (connected
      with dividends), prescribed                           4,494         -      5,418          -
      Other nonoperating income / (expenses)                (352)       (9)    (1,122)        296
                                                        ----------------------------------------------
                                                          (2,217)       (9)   (17,650)    (21,650)
                                                        ==============================================

22.      Income and social contribution taxes

                                                                 Company            Consolidated
                                                        ----------------------------------------------
                                                             2002      2001       2002       2001
                                                        ----------------------------------------------
      Social contribution tax expense                     (3,859)     (495)   (28,965)   (19,711)
      Income tax expense                                 (11,521)   (1,391)   (80,605)   (54,222)
                                                        ----------------------------------------------
                                                         (15,380)   (1,886)  (109,570)   (73,933)
                                                        ==============================================

                                                        ----------------------------------------------
      Calculation base                                    251,064   169,990    350,248    254,955
                                                        ----------------------------------------------
      Social contribution tax                            (22,596)  (15,299)   (31,522)   (22,946)
      Social contribution tax on permanent additions      (4,403)   (7,286)    (1,649)      (666)
      Social contribution tax on permanent exclusions      22,960    22,083      3,868      3,859
      Others                                                  180         7        338         42
                                                        ----------------------------------------------
      Social contribution tax                             (3,859)     (495)   (28,965)   (19,711)
                                                        ==============================================
      Income tax                                         (62,766)  (42,498)   (87,562)   (63,739)
      Income tax on permanent additions                  (12,381)  (20,380)    (4,735)    (2,035)
      Income tax on permanent exclusions                   63,778    61,342     10,742     10,685
      Tax incentives/others                                 (152)       145        950        867
                                                        ----------------------------------------------
      Income tax                                         (11,521)   (1,391)    80,605)   (54,222)
                                                        ==============================================
      Effective rate (income and social contribution           6%        1%        30%        29%
      taxes)

In 2002 and 2001, tax expenses were calculated  based on the current rate of 34%
(25% for income tax and 9% for social contribution tax).

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

23.   Pension plan

Tele Centro Oeste Celular  Participacoes  S.A., together with other companies of the former Telebras  System,  make payments towards private pension plans and of medical assistance for retired  employees,  controlled by Sistel Social Security
Foundation  -  SISTEL.  Up  until  December  1999,  all  sponsors  of the  plans controlled  by SISTEL  showed  solidarity  towards the Benefits Plan existing at that time. On December 28, 1999, the sponsors of the plans  controlled by SISTEL negotiated  conditions for the creation of individual  pension plans per sponsor
(PBS-TCO), maintaining the solidarity only for the participants already assisted by the plan and under such conditions at January 31, 2000 (PBS-A),  resulting in a restructuring proposal on the Sistel Statute and Regulation which was approved by the Complementary Pension Department on January 13, 2000.

Due to the  discontinuation of the solidarity concept occurred in December 1999,
Tele Centro Oeste Celular  Participacoes  S.A.  individually  sponsors a Defined
Benefits Retirement Plan PBS-TCO, which covers approximately 1% of the employees working for this Company. Apart from the supplementation benefit, the Company is participant  of  a  multi-sponsored  plan  of  medical  assistance  for  retired employees and dependents at a shared cost (PAMA). The contributions towards plan
PBS-TCO are  determined  based on  actuarial  studies  prepared  by  independent actuaries in  accordance  with current  norms  established  in Brazil.  The cost determination  regime is based on capitalization and the contribution due by the sponsor is 13.5% on payroll covering the employees who are  participating in the plan,  from which 12% is  allocated to the costing for plan PBS-TCO and 1.5% for plan PAMA.

For the other 99% of  employees  from Tele Centro  Oeste  Celular  Participacoes
S.A., there is an individual defined  contribution plan - Benefits Plan TCOPREV, instituted  by  Sistel  in  August  2000.  The  Plan  TCOPREV  is  supported  by contributions  made by  participants  (employees)  and by the sponsor  which are credited to individual accounts on behalf of the participants. Tele Centro Oeste
Celular  Participacoes  S.A.  is  responsible  for  the  costs  relating  to all administrative  and  maintenance  expenses  of the  plan,  including  death  and invalidity  risks.  The  employees  taking  part of the  Defined  Benefits  Plan
(PBS-TCO) were given the option to joint plan TCOPREV, which was also offered to the  employees  not taking part of plan  PBS-TCO,  as well as to all newly hired employees.  The Company's  contributions towards plan TCOPREV are equal to those made by the participants, up to 8% of the participation salary, according to the percentage chosen by the participant.

We present  below the  consolidated  position of the  provision  for the defined benefits pension plan and medical  assistance for retired  employees at December
31, 2002, as well as other information  required by the CVM Instruction No. 371, of December 13, 2000 on such plans. The actuarial  liability will be recorded in the operating result within 05 years.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

23.   Pension plan--Continued

Reconciliation of assets and liabilities at December 31, 2002

      PBS - TCO                                                  Company            Consolidated
      ---------                                         ----------------------------------------------
                                                             2002      2001       2002       2001
                                                        ----------------------------------------------
      1. Present value of actuarial obligations               355       501      3,350      3,184
      2. Fair market value of the plan assets             (1,143)     (762)    (5,813)    (4,685)
                                                        ----------------------------------------------
      3. Present value of obligations (1 + 2)               (788)     (261)    (2,463)    (1,501)
      4. Actuarial (gains) or losses not recorded             652         -          -          -
                                                        ----------------------------------------------
      5. Net actuarial liabilities / (assets)               (136)     (261)    (2,463)    (1,501)
                                                        ==============================================

      TCO PREV                                                   Company            Consolidated
      --------                                          ----------------------------------------------
                                                             2002      2001   2002 (a)       2001
                                                        ----------------------------------------------
      1. Present value of actuarial obligations            27,078     5,993     39,580     33,373
      2. Fair market value of the plan assets            (23,193)   (5,311)   (33,949)   (29,564)
                                                        ----------------------------------------------
      3. Present value of obligations (1 + 2)               3,885       682      5,631      3,809
      4. Actuarial (gains) or losses not recorded         (1,817)         -    (2,479)          -
                                                        ----------------------------------------------
      5. Net actuarial liabilities / (assets)               2,068       682      3,152      3,809
      6. Actuarial liability not recorded due to the
      deferment allowed                                   (1,792)         -    (2,758)          -
                                                        ==============================================
      7. Net liabilities recorded in the balance sheet        276         -        394          -
                                                        ==============================================

      (a)  At  the   reconciliation  as  of  December  31,  2002  for  TCO  PREV
      Consolidated, the surplus positions were eliminated as no actuarial assets were recorded by the sponsor.

     PAMA                                                  Company    Consolidated
     ----                                               --------------------------
                                                            2002          2002
                                                        --------------------------
      1. Present value of actuarial obligations              352           623
      2. Fair market value of the plan assets              (156)         (277)
                                                        --------------------------
      3. Present value of obligations (1 + 2)                196          346
      4. Actuarial (gains) losses                              -            -
      5. Net actuarial liabilities / (assets)                196          346
      6. Actuarial liability not recorded due to the
      deferment allowed                                    (157)         (277)
                                                        ==========================
      7. Net liabilities recorded in the balance sheet        39           69
                                                        ==========================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

23.   Pension plan--Continued

The  amounts to be recorded  in the  statements  of income for 2003 and 2002 are stated as follows:

      Plan PBS - TCO (b)                                         Company            Consolidated
      --------------                                    ---------------------------------------------
                                                             2003      2002       2003       2002
                                                        ----------------------------------------------
      1. Cost of current services (including interest)         64        71         66         74
      2. Participant contributions expected for the year       10        22         10         23
      3. Interest on actuarial obligations                     40        38        366        349
      4. Expected income on assets                            166       120        827        665
      5. Amortization costs
      a) Actuarial (gains) or losses not recorded            (27)         -       (37)          -
      b) Cost of past services not recorded                     -         -          -          -
      c) Increase in liabilities (assets) not recorded       (96)      (96)      (300)      (300)
                                                        ----------------------------------------------
      d) Total (a+b+c)                                      (123)      (96)      (337)      (300)
                                                        ----------------------------------------------
      6. Total net expense (income) to be recorded in
      relation to installment BD of the plan (1-2+3-4+5d)   (195)     (129)      (742)      (565)
                                                        ===============================================

      (b)As the PBS-TCO  presents a surplus at December 31, 2002,  no income was recorded by the sponsor due to the legal  impossibility  of refunding this surplus,  apart from the fact that this plan is not  contributive  and, as such,  it does not allow the  reduction  to the sponsor  contributions  in future.

      Plan TCO PREV                                              Company            Consolidated
      --------------                                    ---------------------------------------------
                                                             2003      2002       2003       2002
                                                        ----------------------------------------------
      1. Cost of current services (including interest)        827     2,246      1,343      4,172
      2. Participant contributions expected for the year        -       849          -      1,616
      3. Interest on actuarial obligations                  2,188     1,774      3,536      2,995
      4. Expected income on assets                          2,283     1,976      3,702      3,342
      5. Amortization costs
      a) Actuarial (gains) or losses not recorded               -         -          2          -
      b) Cost of past services not recorded                     -         -          -          -
      c) Increase in liabilities (assets) not recorded        448       448        762        761
                                                        ----------------------------------------------
      d) Total (a+b+c)                                        448       448        764        761
                                                        ----------------------------------------------
      6. Total net expense (income) to be recorded in
      relation to installment BD of the plan (1-2+3-4+5d)   1,180     1,643      1,941      2,970
                                                        ==============================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

23.   Pension plan--Continued

      Plan PAMA                                            Company    Consolidate
      ---------                                         --------------------------
                                                            2003          2003
                                                        --------------------------
      1. Cost of current services (including interest)         3             5
      2. Participant contributions expected for the year       -             -
      3. Interest on actuarial obligations                    39            69
      4. Expected income on assets                            22            39
      5. Increase in liabilities (assets) not recorded        39            69
                                                        --------------------------
      6. Total net expense (income) to be recorded in
      relation to installment BD of the plan (1-2+3-4+5d)     59           104
                                                       ===========================

      Actuarial assumptions adopted in the calculations:   PBS - TCO                 TCO PREV
                                                           ---------                 --------
      Discount rate for actuarial obligation:                 6.0%                     6.0%
      Income rate expected on the plan assets:                9.0%                     9.0%
      Estimated rate for salary increase:                     3.0%                     3.0%
      Estimated rate for benefits increase:                   0.0%                     0.0%
      Estimated long-term inflation rate:                     5,0%                     5,0%
      Biometric table of general mortality:             UP84 with 1 year         UP84 with 1 year
                                                           aggravation              aggravation
      Biometric table of invalidity onset:              Mercer Disability        Mercer Disability
      Expected rotation rate:                                 Null           0,15 / (Service period + 1)
                                                        First eligibility        100% at the first
      Probability of retirement:                        for a retirement      eligibility for a Plan
                                                             benefit                  benefit

The above mentioned rates do not include inflation.

The Company and subsidiaries have recognized the adjustments  resulting from the application of CVM Resolution No. 371 in the financial statements as of December
31,  2002,  in  accordance  with NPC 26 of the IBRACON  (Brazilian  Institute of
Independent  Auditors),   in  the  amounts  of  R$  315  (Company)  and  R$  463
(consolidated).

During 2002,  the Company made  contributions  to the plans PBS-TCO and TCO Prev amounting to R$ 1,792 (R$ 552 in 2001), and R$ 3,229 on a consolidated level (R$
2,561 in 2001).

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

24.   Shareholders' equity

a)    Capital

The   authorized   capital  at  December  31,  2002  and  2001   corresponds  to
700,000,000,000 shares.

The  subscribed  and paid-in  capital at December  31,  2002  corresponds  to R$
534,046   (R$  505,000  in  2001),   represented   by   379,200,036,000   shares
(366,463,335,000  shares in 2001) with no par value,  distributed as follows (in thousands of shares):

                                                            2002          2001
                                                        -------------------------
      Common shares                                     126,433,338   126,433,338
      Preferred shares                                  252,766,698   240,029,997
                                                        -------------------------
                                                        379,200,036   366,463,335
                                                        =========================
      Book value per lot of thousand shares (in R$)        3,213404      2,756551

The preferred shares of Tele Centro Oeste Celular Participacoes S. are nonvoting and  have  priority  of  reimbursement  and  payment  of  noncumulative  minimum dividends. These shares will become voting if the Company, for a period of three consecutive  years,  stops  paying  the  minimum  dividends  established  on the
Articles of Incorporation.

On April 26,  2002,  the  minority  shareholders  of  Telebrasilia  Celular  S.A transferred  their shares according to the merger agreement to Tele Centro Oeste
Celular Participacoes S.A., thus increasing the latter's capital.

b)    Special premium reserve

This reserve was constituted as a result of the Company's  partial  spin-off and refers  to the  premium  paid  for the  acquisition  of BID  S.A.  (subsequently recorded at Coverage  Participacoes  S.A., a company merged by Tele Centro Oeste
Celular Participacoes S.A.). This operation was recorded in a specific permanent assets account  against the capital reserve  account  recorded in  shareholders'
equity.  This reserve is reduced by the provision for maintaining  shareholders'
equity completeness.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

24.   Shareholders' equity --Continued

c)    Income reserves

Legal reserve

Constituted  in  accordance  with  the  corporate   legislation   based  on  the
appropriation of 5% of the net income, observing the limit of 20% of the paid-in capital or 30% of the capital plus  capital  reserves.  After these  figures are met, the appropriations to this legal reserve are no longer required.  The legal reserve may only be used for capital increase purposes or absorption of losses.

Unearned income reserve

At December 31, 2002, the Company did not constitute unearned income reserves as the compulsory dividends portion did not exceed the realized income, considering that the  constitution of this reserve has the objective of delaying the payment of  minimum  compulsory  dividends  to the year in which  the  unearned  income, deriving from the investment adjustments valued by the equity pickup method, are financially realized.

Retained income reserve for expansion - Article 196 of Law No. 6,404/76

In accordance with Article 196 of Law No.  6,404/76,  management will propose at the general  shareholders  meeting the constitution of a retained income reserve in the amount of R$ 219,225 relating to the remaining net income balance for the year,  after the allocation of the legal reserve and  dividends,  to be used for future investment purposes and based on the capital budget to be approved by the general shareholders meeting.

Additionally,  they  will  submit  for  approval  and  propose  to the  ordinary shareholders  meeting that the remaining retained income balance for 2001 in the amount of R$ 44,252,  which has not been used in  investments  mainly due to the non  implantation  of "Overlay" as  estimated  by the 2002  capital  budget,  be transferred to the income retained for expansion which will be applied according to the 2003  capital  budget  under  the  terms  of the  Company's  Articles  of
Incorporation.  The decision of  postponing  the  "Overlay"  was based on market conditions,  regulations  and  perspectives  of  consolidation  of the  cellular telephone  companies,  which should be favorable  for making such an  investment only by the beginning of 2003.

d)       Dividends/interest on shareholders' equity

On December  20,  2002,  considering  the  publication  of Article 17 of Law No.
6,404/76 and according to  alterations  introduced by Law No.  10,303/2001,  the
General  Shareholders Meeting approved changes to the rules for paying dividends on the Company's  preferred shares,  ensuring the respective priority of capital reimbursement,  without  premium,  and in  relation  to the  payment  of minimum dividends, noncumulative, corresponding to or exceeding the following amounts:

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

24.   Shareholders' equity --Continued

d)    Dividends/interest on shareholders' equity --Continued

I - 6% per year on the amount  resulting  from the  division  of the  subscribed capital by the total number of Company shares; and

      1  =  Capital                                   534,046
      2  = Common shares (Quantity)               126,433,338
      3  = Preferred shares (Quantity)            252,766,698
      4  = Treasury stock (Quantity)              (5,791,394)
            Common shares                         (5,791,394)
            Preferred shares                                -
      5  = 2 + 3 - 4 (net number of shares)       373,408,643
      6  =  1 / 5 > basic amount                     0,001430
      7  =  6 * 6%                                   0,000086
      8  =  6 * 3 (net preferred treasury stock)       21,690
      9  =  6 * 2 (net common stock treasury)          10,352
                                                  -----------
Total to be distributed                                32,042
Distributed interest on shareholders' equity,
net of income tax                                    (79,474)
                                                  -----------
Exceeding amount                                     (47,431)
                                                  ===========

II - 3% of the Shareholders' Equity value of the share

      1  = Shareholders' equity (without special
           premium reserve and treasury stock)      1,197,329
      2  = Common shares (Quantity)               126,433,338
      3  = Preferred shares (Quantity)            252,766,698
      4  = Treasury stock (Quantity)              (5,791,394)
            Common shares                         (5,791,394)
            Preferred shares                                -
      5  = 2 + 3 - 4 (net number of shares)       373,408,643
      6  =  Net book value of shares                 0,003206
      7  =  6  * 3%                                  0,000096
      8  =  6 * 3 (net preferred treasury stock)       24,315
      9  =  6 * 2 (net common treasury stock)          11,605
                                                  -----------
      Total to be distributed                          35,920
      Distributed interest on shareholders' equity,
      net of income tax                              (79,474)
                                                  -----------
      Exceeding amount                               (43,554)
                                                  ===========

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

24.   Shareholders' equity --Continued

d)    Dividends/interest on shareholders' equity --Continued

III - Minimum compulsory dividends of 25%.

The  shareholders  are entitled to minimum  dividends of 25% of the adjusted net income computed each year, in accordance  with Brazil's  Corporation Law and the
Company's  Articles of  Incorporation,  which  should be increased by the amount necessary  to meet the payment of priority  dividends on  preferred  shares.  We present below details on the dividends calculation:

                                                            2002          2001
                                                        -------------------------
      Net income for the year                               329,183       208,104
      (+) Reversal of the unearned income reserve                 -        97,675
      (-) Legal reserve                                    (16,459)      (10,405)
                                                        -------------------------
      (=) Net income for the year, adjusted                 312,724       295,374
      Minimum compulsory dividends (25%)                     78,181        73,844
      Common shares                                          26,068        25,477
      Preferred shares                                       52,113        48,367
      Dividends value per lot of thousand shares - R$         0,206         0,202

As  determined  by  management,  in 2002  interest  on  shareholder'  equity was credited  to  shareholders  in the amount of R$ 93,499 (R$  0.246569  per lot of thousand shares) with retention of 15% withholding  tax,  resulting in R$ 79,474
(R$ 0.209584 per lot of thousand  shares).  It was proposed at the  Shareholders
Meeting that the referred  interest,  net of income tax, be  compensated  in the same amount as that of minimum compulsory dividends, as follows:

                                                            2002          2001
                                                        -------------------------
      Common shares                                          30,208        13,775
      Preferred shares                                       63,291        26,225
      Withholding tax                                      (14,025)       (6,000)
                                                        -------------------------
                                                             79,474        34,000
                                                        =========================

In 2002 no  dividends  were  proposed as the amount of  distributed  interest on shareholders' equity was higher than the minimum required, as follows:

                                                            2002          2001
                                                        -------------------------
      Common shares                                               -        13,932
      Preferred shares                                            -        26,568
                                                        -------------------------
                                                                  -        40,500
                                                        =========================

The  treasury  stocks are not  included in the  calculations  of  dividends  and interest on shareholders' equity.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

24.   Shareholders' equity --Continued

e)    Treasury stock

      At a meeting  held on November  8, 2002,  the Board of  Directors  of Tele
      Centro Oeste Celular  Participacoes S.A., in continuation of the decisions made on  June  22,  2001,  September  25,  2001  and  December  26,  2001,
      respectively,   approved  the   acquisition  at  market  value  of  up  to
      23,334,500,000  shares of the Company issuance,  from which  1,670,000,000 are common shares and 21,664.500,000 are preferred shares, representing up to 10% of the  outstanding  preferred  shares,  to be cancelled or kept in treasury for subsequent disposal, without capital reduction.

      The treasury  stocks at December 31, 2002 amount to  5,791,394,000  common shares.  At December  31, 2001  treasury  stocks  amounted to  336,900,000 preferred shares and 747,178,000 common shares.

      The market value of common shares at December 31, 2002 was R$ 9.15 per lot of thousand shares.

      Common  shares were acquired at a cost ranging from R$ 4.20 to R$ 9.01 per lot of thousand shares, based on the weighted average cost of R$8.29.

      Preferred  shares were  acquired at a cost ranging from R$ 2.26 to R$ 5.86 per lot of thousand shares, based on the weighted average cost of R$ 4.20.

      During 2002, the Company sold 3,610,300,000  preferred shares amounting to
      R$ 13,616 at the average  cost of R$ 2.7117 and average  sales price of R$
      3.7715,  per lot of thousand  shares,  resulting  in a premium of R$ 3,826 which was recorded as capital reserve.

f)    Retained earnings

      Management will propose at the extraordinary shareholders meeting that the remaining  balance for the 2002 net income of R$ 219,225 be transferred to retained  income for expansion  which should be invested  according to the capital budget under the terms of the Company's Articles of Incorporation.

      The  retention  of the  remaining  balance  for the 2001 net  income of R$
      214,874 was  approved at the ordinary  shareholders  meeting of April 2002 based on the capital budget.

      The remaining  balance for the 2001  retained  income of R$ 44,252 will be submitted  for  appreciation  at  the  ordinary  shareholders  meeting  as previously  mentioned  in  item  c  above  (Retained  income  reserve  for expansion - Article 196 of Law No. 6,404/76).

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

24.   Shareholders' equity --Continued

According  to Article 199 of Law No.  6,404/76,  management  will propose at the ordinary  shareholders  meeting the  capitalization  of R$ 36,051  linked to the excess income reserve balance in relation to capital.

25.   Financial instruments

Considering  the terms of Normative  Instruction of CVM No. 235/95,  Tele Centro
Oeste Celular Participacoes S.A. and subsidiaries performed an evaluation of the book value of their assets and  liabilities in relation to market value based on available  information and appropriate  evaluation  methodologies.  However, the interpretation  of market  information  as well as the  selection of  evaluation methods  require  considerable  judgment  and  reasonable  estimates in order to conclude on the most adequate  realization  value.  Consequently,  the estimates presented do not necessarily  indicate the amounts that could be realized in the current market.  The application of different market hypothesis and /or estimate methodologies could have a material effect on the estimated realization values.

The  Company's  investments  are  recorded by the equity  pickup  method.  These
investments  comprise   subsidiaries  of  strategic  interest  to  the  Company.
Therefore,   market  value  considerations  are  not  applicable.  The  accounts receivable  and  accounts  payable  recorded in current  assets and  liabilities approximate market value due to their short-term maturity.

The main market risk  factors  affecting  the  Company's  business  comprise the following:

a) Exchange rate risk

This risk relates to the  possibility  of the Company  computing  losses derived from foreign  exchange rate  fluctuations,  increasing the debt balance  derived from foreign  currency loans obtained in the market and financial  expenses.  In order to reduce  this type of risk,  the  Company  enters  into hedge  contracts
(swaps of CDI) with financial institutions.

At December 31, 2002,  the total debt  amounted to R$ 627,780 of which 67.18% is in foreign currency (63.53% adjusted by the U.S. dollar and 3.65% denominated in a currency basket of BNDES).  From the U.S. dollar portion,  85.75% is protected by  hedge  operations  at the end of the  quarter.  From the  total  in  foreign currency,  81.09% was protected by hedge  operation.  The hedge  operations were carried  out in order to  partially  cover the future  maturity of debts in U.S.
dollars,  with  fixed or  variable  interest.  The  gains or  losses  from  such operations are recorded in the statement of operations.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

25.   Financial instruments --Continued

The Company's net exposure to the foreign exchange rate risk, at book and market value, at December 31, 2002 corresponds to the following:

                                                     Book          Market
                                                     value         value
                                                  -----------   ------------
      Loans in U.S. dollars                         398,819        398,819
      Hedge                                         341,984        303,772
                                                  -----------   ------------
      Net exposure                                   56,835         95,047
                                                  ===========   ============

The valuation  method used for calculating the market value of loans,  financing
and  swap  contracts  was  based  on  discounted  cash  flow,   considering  the
expectations  of liquidation or realization of liabilities  and assets at market rates in effect at the balance sheet date. The Company intends to keep the hedge operations up to the respective maturity.

b) Interest rate risk

The risk relates to the possibility of the Company  computing  losses  resulting from interest rate fluctuations,  increasing the debt balances of loans obtained in the market and the financial expenses. The Company has not entered into hedge contracts against this risk. However, the Company constantly monitors the market interest  rates in order to  assess  the need for  contracting  derivatives  and obtain protection against the risk of interest rates volatility.

At December 31, 2002, the Company  presents the amount of R$ 206,066 (R$ 196,654 at December 31, 2001) in loans and  financing in national  currency  obtained at various  fluctuating  rates  (as  explained  in Note  14) as well as  short-term investments  in the amount of R$ 121,362 (R$ 280,730 at December  31,  2001) and investments  in marketable  securities of R$ 712,135 (R$ 362,310 at December 31,
2001) based on the CDI variation.

At December 31, 2002, the Company  presents R$ 163,358 (R$ 61,708 at December 31
2001) in loans and  financing  in foreign  currency at variable  interest  rates
(Libor  renegotiated  on a  semiannual  basis)  and  hedge  contracts  for these operations  amounting  to R$ 106,930 (R$ 27,374 at December  31,  2001) at fixed interest rates plus the exchange variation.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

25.   Financial instruments --Continued

Another  risk  to  which  Tele  Centro  Oeste  Celular  Participacoes  S.A.  and
subsidiaries are exposed is the noncorrelation  between the monetary  correction indices on their debts and accounts receivable. The telephone charge adjustments do not  necessarily  correspond to the local  interest  rates rise affecting the
Company's debts.

c) Operating credit risk

The risk relates to the possibility of the Company computing losses derived from difficulties  in  collecting  the amounts  billed to customers,  represented  by cellular equipment dealers and distributors of prepaid telephone cards. In order to reduce this type of risk, the Company performs credit analyses supporting the risk management over  collection  problems and monitors the accounts  receivable from  subscribers,  blocking the calling  capacity in case customers fail to pay their  debts.  With  respect to shops and  distributors,  the Company  maintains individual credit limits based on the analysis of sales potential,  risk history and collection problem risks.

Credit risk linked to rendering of services

The credit  risk in  relation to accounts  receivable  from  cellular  telephone services is diversified.

Credit risk linked to the sale of equipment

The Company's policy for selling  equipment and distributing  prepaid  telephone cards is closely  related to the credit risk levels  accepted  during the normal
course  of  business.   The  selection  of  partners,   the  diversification  of
receivables portfolio, the monitoring of loan terms, position and request limits established  for dealers,  obtaining  guarantees are  procedures  adopted by the
Company in order to  minimize  possible  collection  problems  with its  trading partners.

d) Financial credit risk

The risk relates to the possibility of the Company computing losses derived from difficulties in the realization of short-term  investments and hedge  contracts.
The Company and subsidiaries  minimize the risks associated with these financial instruments by investing with good rating financial institutions.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                             (In thousands of reais)

26.   Insurance (unaudited)

Tele Centro Oeste Celular  Participacoes S.A. and subsidiaries have a policy for assessing possible risks to their operations.  Accordingly, at December 31, 2002 the  Companies  present  insurance  contracts to cover  operating  risks,  civil responsibility,  theft of assets, health, life, etc. Management understands that the existing insurance premiums are sufficient to cover possible casualties.

27 - Subsequent events

On January 16, 2003, Tele Centro Oeste Celular  Participacoes  S.A.  published a
Relevant Fact  communicating  its shareholders and the public in general,  under the terms of CVM Instruction No. 358/02 and according to information provided by the controlling  shareholder,  that a Preliminary Shares Purchase/Sale  Contract was entered into  between the  controlling  shareholder  and  Brasilcel  N.V for transferring the Company's  shareholding control to Telesp Celular Participacoes
S.A. or other company belonging to the economic group of Brasilcel N.V. However, the effective transfer of the Company's  shareholding  control is subject to the implementation of certain preceding conditions.

As informed by the controlling shareholder,  as of the effective transfer of the
Company's shareholding control, Telesp Celular Participacoes S.A. will guarantee the liquidation of debentures issued by the parent company Fixcel S.A. which are owned by the Company.

--------------------------------------------------------------------------------

The  above  press  release  contains  forward-looking  statements  which are not historical in nature and merely  reflect  expectations  and  assumptions  by the company's  management.  Terms such as  "anticipates",  "believes",  "estimates",
"hopes",  "forecasts",  "intends to", "plans",  "predicts",  "aims",  "expects",
"likely", "may", "should", as well as other similar terminology seek to identify such forward-looking statements, which entail risks or uncertainties that may or may not have been foreseen by the company.  Therefore, future results of company operations  may differ  materially  from  current  expectations,  and the reader should not base decisions or conclusions  exclusively on the positions expressed herein. These projections reflect opinions valid only on the dates in which they are made and the company undertakes no obligation to update them in light of new information or of future developments.

--------------------------------------------------------------------------------

This release may contain  forward-looking  statements.  Statements  that are not statements  of  historical  fact,  including  statements  about the  beliefs and expectations of the Company's management,  are forward-looking  statements.  The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends,"
"plans," "predicts,"  "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties.  Accordingly, the actual results of operations of the Company may be different from the Company's current expectations,  and the reader should not place  undue  reliance  on  these  forward-looking  statements.  Forward-looking statements  speak only as of the date they are made,  and the  Company  does not undertake any  obligation to update them in light of new  information  or future developments.

SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                   Tele Centro Oeste Cellular Holding Company

Date: February 28, 2003            By: /s/ Sergio Assenco Tavares dos Santos
                                       -----------------------------------------
                                       Name:   Sergio Assenco Tavares dos Santos
                                       Title:  President